

QUEST RESOURCE HOLDING CORPORATION

To Challenge, Manage & Inform™

2022 Annual Report

Chairman's Letter to Quest Resource Holding Corporation Stockholders

Dear Fellow Stakeholders:

As a Country, the last few years have been unprecedented and challenging. We have gone through a pandemic and now find ourselves working through an inflationary and recessionary environment. Despite all of that, we have held together, continued to focus on what is most important to us, and have worked together.

At Quest, we have done the same. We have a clear mission supported by a loyal and focused team who is driven by a singular dedication to our customers and a commitment to the environment and increasingly finding the best ways to recycle and reuse waste.

As a Company, we have nearly tripled revenues over the last three years. We have added great team members to an already terrific team and continue to invest in our capabilities. We have a solid foundation, having significantly diversified our customer base and broadened our industry exposure.

Our plan remains focused on three key sources of growth: 1) expand with our existing customers by supporting their waste, recycling, and reporting needs across geographies, waste streams, and service lines, 2) grow organically through new customers by demonstrating our value-added capabilities and growing with them by building trust and demonstrating the breadth of what we can provide, and 3) add to our platform by making strategic acquisitions of companies where we can better serve their customers.

But in addition to this overriding strategy, we recognize we need to increasingly drive operating efficiencies throughout our operating model. We are completing acquisition integration, investing in technology, and driving process improvements throughout the organization. We are focused on increasing operating capabilities, and continually improving our ability to serve our customers and partner with our vendors, thereby growing our profitability, cashflow, and shareholder returns.

We are humbled by the trust that our customers, partners, and employees put in us. We are committed to continuing our growth in a profitable and socially responsible way, delivering on our mission of diverting waste from landfill. We are excited for the future and will continue to work to deliver against our strategy and in serving our stakeholders.

Sincerely,

Dan Friedberg

Chairman of the Board of Directors

CEO Annual Letter to Quest Resource Holding Corporation Stockholders

Dear Fellow Stockholders,

2022 was another record-breaking year of financial performance for our company and set the stage for broader growth going forward. We finished the year with $284 million in revenue and $49 million in gross profit representing 80%+ and 70%+ annual growth, respectively. We delivered growth across the board, including expanding relationships with existing customers, a significant ramping of new customers and integrating acquisitions. Importantly, we delivered $16.4 million in Adjusted EBITDA, a 50% increase year over year, while reinvesting a portion of our incremental profit in future growth initiatives.

Strength of our business model
Our company continues to perform well in a volatile economic environment due to the resilience of our business model.

In the past 12 to 18 months, there have been significant price swings in recycled commodities, as well as inflationary cost pressure. We have been largely unaffected by inflation, as our flexible contracts allow us to pass through increases such as fuel surcharges. Regarding volatility in commodity prices, we structure our agreements so that gross profit dollars are not materially affected by these swings. These are the same contract structures that we have had in place since the early days of our company, when used motor oil was one of our largest recycled streams. We now recycle a wide variety of commodity waste streams including used motor oil, scrap metals, used cooking oil, plastics, pallets, cardboard, and other commodities.

As I write this letter, we continue to see stable activity levels across our end markets and are cautiously optimistic about the outlook for our industry. Nevertheless, we are keeping a close eye on the factors that are causing uncertainty in the broader economic outlook. Regardless of the economic conditions, our asset light model with a relatively variable cost structure positions us well to weather a wide variety of economic environments.

Enhanced by scale
During the past two years, through a combination of M&A and organic growth, we have nearly tripled the size of our business. With this scale comes substantial benefits to our company including enhancing our customer value proposition, enabling greater profitability, and increasing customer and end market diversification.

- *Enhancing the value proposition* - Our value proposition has been significantly enhanced by organic and acquisitive growth. With greater scale comes greater aggregated buying power, which we can utilize to improve value for clients. In addition, with greater scale comes expanded service offerings. Clients value our capabilities to provide a single vendor solution with simplified billing and uniform sustainability reporting for multiple locations and multiple complex waste streams. Importantly, our broader capability to divert waste streams from the landfill further improves sustainability opportunities for our clients.
- *Enabling greater profitability* – We reinvested a portion of our incremental profit to enable continued rapid growth and improve efficiencies, while further enhancing customer service. We made significant investments to integrate several recent acquisitions, which added significant scale and scope that would have been costly and time intensive to build organically. In addition, we made investments in our technology platform and processes, so that we can more readily integrate future acquisitions and drive further efficiency in our operations.
- *Increasing customer diversification* – We have further reduced our risk profile by lowering the customer and end market concentration due to the significant growth that we have achieved during the past two years.

Increased demand for sustainability
Our value proposition is resonating at a time when the market is undergoing significant change. Industry secular trends are in our favor, including increased pressure for large companies to improve sustainability and comply with increased regulation. Increased prices for landfill and tipping fees are also shedding more light on companies' waste spend, enabling us to highlight cost-effective sustainability programs with potential customers for alternative disposal solutions for their waste streams.

I'm very proud of what we have accomplished over the last several years, and I want to sincerely thank our employees and management team for their passion to improve sustainability and their dedication to our customers and our company. While these past several years have been remarkable, I am even more optimistic about our future. Expectations to improve sustainability and increasing costs of landfills are lowering threshold for adoption of recycling services. The pace of organic growth has been strong, and with increased future opportunities moving through our sales pipeline, we are well positioned to weather economic adversity with a flexible business model that performs well throughout economic cycles. With our core strengths, I believe we are in a good spot to continue creating value for all our stakeholders.

Sincerely,



S. Ray Hatch, Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM _____ to

Commission file number 001-36451

Quest Resource Holding Corporation
(Exact Name of Registrant as specified in its Charter)

Nevada	**51-0665952**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3481 Plano Parkway, Suite 100
The Colony, Texas 75056
(Address of Principal Executive Offices and Zip Code)
(972) 464-0004
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $.001 per share	QRHC	NASDAQ

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the Registrant, based on the closing price of such shares as quoted on the NASDAQ Stock Market on June 30, 2022 was $45,489,405. For purposes of this computation, all officers, directors, and 10% beneficial owners of the Registrant are deemed to be affiliates. Such determination should not be deemed to be an admission that such officers, directors, or 10% beneficial owners are, in fact, affiliates of the Registrant.

The number of shares of Registrant's Common Stock outstanding as of March 1, 2023, was 19,724,172.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive proxy statement relating to its 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report on Form 10-K that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"). All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report on Form 10-K, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, and markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," " targets," "contemplates," "projects," "predicts," "may," "might," "plan," "will," "would," "should," "could," "can," "potential," "continue," "objective," or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report on Form 10-K reflect our views as of the date of this Annual Report on Form 10-K about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements and other risks detailed from time to time in our reports to the Securities and Exchange Commission (the "SEC").

Specific forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, our belief that our recycling services are comprehensive, innovative, and cost effective; our belief that a disciplined approach to customer acquisition is enabling us to renew and grow business that contributes to profitable growth; our belief that we are not exposed to significant interest, currency, or credit risks arising from our cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, deferred revenue, and notes payable; our belief that by developing and aggregating strategic solutions, we are unique in our ability to offer comprehensive national solutions in the highly fractionalized waste, disposal, and recycling service business; our plan to expand to serve growing industries that we do not currently service, but that generate waste streams and recyclables that can benefit from our ability to manage a large variety of waste streams and recyclables, respond quickly to service requests, and provide what we consider industry-leading collection, processing, and data reporting; our plan to expand the types of waste streams and recyclables covered by our services; our plan to capitalize on the significant market, technology, and process opportunities available in the environmental and recycling services industry; our plan to identify, investigate, develop, and deliver new technologies and processes that we believe have the potential to contribute additional economic and financial value; our intention to continue to enhance the comprehensive, one-stop recycling services that we provide for the waste streams and recyclables produced by our business customers; our intention to emphasize the monetary advantages of recycling by demonstrating to businesses their ability to capture the commodity value of their waste streams and recyclables, reduce their disposal costs, enhance their management of environmental risks, enhance their legal and regulatory compliance, and achieve their sustainability goals; our intention to continue to expand the customer base for our services by focusing on the expertise we have gained and the value proposition that we offer to our business customers in terms of lower overall removal costs, recyclable commodity value, flexible programs, broad service offerings, and a national footprint that we believe provides us with competitive advantages in expanding our customer base; our intention to leverage the demands by governmental authorities and by the public to expand efforts to recycle materials because of concerns about sustainability, greenhouse gases, global warming, pollution, and other environmental concerns; our expectation that the recycling industry will continue to increase as landfill space decreases and businesses and consumers seek alternatives to delivering their recyclables and disposables to landfills; our expectation that the Environmental Protection Agency ("EPA") and state and local governments will continue the present trend of restricting the amount of potentially recyclable material bound for landfills; our belief that governmental restrictions, along with the economic value of recyclables, may create additional opportunities as proper disposal of materials becomes more specialized; our goal to be a leading environmental services company; the key elements of our strategy to achieve our goal; our plans to continue to broaden the range of industries we serve and the nature and extent of the services we provide, which enables us to constantly target new customers and provide additional services to existing customers; our belief that there is a need among those interested in the environment for a convenient, efficient, and centralized gathering place to obtain and share news and information; our plan to increase our sales and marketing efforts; our strategic goal to continue to diversify our customer base; our intention to conduct our operations in compliance with applicable laws and regulations and to assist our customers in their compliance with applicable environmental laws and regulations; our plan to continue to pursue an "asset light" strategy that utilizes third-party vendors or subcontractors for the collection, sorting, and processing of recyclable and waste materials for businesses; our belief that this strategy results in a scalable business model; our expectations regarding capital expenditures; our plan to increase our recycling and waste services business; our expectations regarding our capital requirements and the uses of such capital; our plan to continue to expand our work force to continue to enhance our business and operating results; our belief that there is significant competition for qualified personnel with the skills and knowledge that we require; our expectation that we will enter into strategic alliances; our plan to review strategic opportunities to buy other businesses that would complement our current service offerings, expand the scope of our service offerings, expand the breadth of our markets and sales channels, enhance our technical capabilities, or otherwise offer growth opportunities; our acquisition strategy; our intent to further acquire other businesses; our belief that we are well positioned to identify and evaluate acquisition candidates and assess their growth prospects; our belief that we are regarded as

an attractive acquirer; our intention to issue additional securities pursuant to our equity incentive plan and our employee stock purchase plan may issue equity or convertible securities in the future; our plan to retain any future earnings to finance our operations and growth plans; and our belief that our existing cash and cash equivalents, available borrowing under our credit facility, placements of our securities, and cash expected to be generated from operations will be sufficient to fund our operations for the next 12 months.

All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report on Form 10-K reflect our views as of the date of this Annual Report on Form 10-K about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements, including the demand for our services; the state of the U.S. economy in general and the recycling and waste collection and disposal industry in particular; general economic conditions and the potential effect of inflationary pressures on our costs of doing business; the potential for increased regulation of waste, landfills, recyclable materials, and other environmental concerns; speculation concerning waste and recyclable materials and their impact on the environment; the commodity value of our customers' waste streams; our growth opportunities; our anticipated growth; our ability to increase demand for our services in various markets; the position of our services in the recycling and waste collection and disposal industry; our strategies; our ability to introduce new service offerings; the success of new service offerings; our ability to expand into other markets and industries; our ability to integrate acquired businesses in a successful manner; the general growth of our recycling services business; and other risks detailed from time to time in our reports to the SEC, including this Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

PART I

ITEM 1. BUSINESS

Overview

Quest Resource Holding Corporation ("Quest", "the Company", "our company," "we," "us" and "our") is a national provider of waste and recycling services to customers from across multiple industry sectors that are typically larger, multi-location businesses. We create customer-specific programs and perform the related services for the collection, processing, recycling, disposal, and tracking of waste streams and recyclables. Our programs and services enable our customers to address their business, sustainability and Environmental, Social and Governance ("ESG") goals and responsibilities.

We believe our services are comprehensive, innovative, and cost effective. Our services are designed to enable our business customers to capture the commodity value of their waste streams and recyclables, better manage their disposal and total operating costs, enhance their management of environmental risks, enhance their legal and regulatory compliance, and achieve their business and environmental goals while maximizing the efficiency of their assets. Our services currently focus on the waste streams and recyclables from big box grocers and other specialty retailers; automotive after-market operations such as automotive maintenance, quick lube, dealerships, and collision repair; transportation, logistics, and fleet operators; manufacturing and industrial facilities; multi-family and commercial properties; restaurant chains and food operations; malls and shopping centers; and construction and demolition projects. We currently concentrate on programs for recycling motor oil and automotive lubricants, oil filters, scrap tires, oily water, goods destruction, food waste, meat renderings, cooking oil and grease trap waste, plastics, cardboard, pallets, metal, glass, mixed paper, construction debris, as well as a large variety of regulated and non-regulated solid, liquid, and gas wastes. In addition, we offer products such as antifreeze and windshield washer fluid, dumpster and compacting equipment, and other minor ancillary services.

Quest also provides information and data that tracks and reports the detailed transactional and environmental results of our services and provides actionable data to improve business operations. The data we generate enables our customers to address their environmental goals and responsibilities and to report to internal and external parties such as employees, investors, business partners, and governmental agencies.

Industry Overview

The multi-billion-dollar solid waste collection and disposal business drives the overall waste industry. The size of the recycling industry has increased in recent years and is expected to continue to increase as environmental concerns increase, landfill space decreases, businesses and consumers seek alternatives to delivering their recyclables and disposables to landfills, and businesses are subject to increased expectations to exhibit and report on their environmental actions and impact. ESG reporting requirements have driven demand for comprehensive and reliable data. Although society and industry have increased the awareness of environmental issues, such as recycling, reuse, and proper disposal, waste production also continues to increase. Because of environmental concerns, local government regulations, and cost factors, it has become increasingly difficult to obtain the necessary permits to build any new landfills. There is recognition by U.S. public agencies, businesses, and consumers that many items deposited in landfills have commodity value or usability as material for new products. Improvements in recycling and reuse technologies and efficient secondary markets for recycled commodities have made recycling a cost-attractive alternative.

Regulatory measures and more stringent control of material bound for disposal make the management of solid waste a difficult problem. The EPA, and state and local governments are generally expected to continue the present trend of restricting the amount of potentially recyclable material bound for landfills. Governmental authorities have passed, or are reported to be contemplating, measures that require industrial and commercial companies to recycle all or a portion of their disposable materials and restrict the percentage of recyclable materials in any commercial load of disposable material. We believe that these measures, along with the economic value of recyclable materials, may create additional opportunities as proper disposal of materials becomes more specialized. Some large industrial and commercial companies have in-house personnel that handle their solid waste management and recycling responsibilities, but many have found that in-house handling of these responsibilities may not be an effective solution without adequate knowledge, experience, resources, and staff support. We offer these companies and other establishments a solution to this increasing burden.

Our Strategy

Our goal is to be a leading environmental services company. Key elements of our strategy to achieve our goal include the following:

- *Recycling Services*. We intend to continue to enhance the comprehensive, one-stop services that we provide for the waste streams and recyclables produced by our business customers.

- *Emphasize Monetary and other Benefits of Recycling*. We intend to emphasize the monetary advantages of recycling by demonstrating to businesses their ability to capture the commodity value of their waste streams and recyclables, better manage their disposal and total operating cost, enhance their management of environmental risks, enhance their legal and regulatory compliance, and achieve their business, sustainability, and ESG goals.

1

- *Pursue Strategic Acquisitions.* We plan to capitalize on the significant market, technology, and process opportunities available in the environmental and recycling services industry. As a result of our considerable industry experience and relationships, we believe we are well positioned to identify and evaluate acquisition candidates and assess their growth prospects, the quality of their management teams, their local reputation with customers, and the suitability of their locations. We believe we are regarded as an attractive acquiror because of (1) our historical performance of successfully developing, servicing and growing customer relationships; (2) the experience and reputation of our management team within the industry; (3) our ability to bring our vendor network to service accounts; (4) our ability to integrate customer service, invoicing, accounting and other financial functions into our company, which generally enables the management of an acquired company to continue their involvement in the combined company by focusing on existing and new customers; (5) the ability of management and employees of acquired companies to participate in our potential growth and expansion through a combination of stock ownership, performance linked incentives, and career advancement opportunities; and (6) the ability to offer liquidity to the owners of acquired companies through the receipt of common stock or cash.

- *Expand our Customer Base.* We intend to continue to expand the customer base for our services by focusing on the expertise we have gained and the value proposition that we offer to our business customers in terms of overall improved waste program economics, recyclable commodity value, flexible programs, broad service offerings, data reporting, and national capacities that we believe provides us with competitive advantages in expanding our customer base.

- *Expand into New Customer Verticals.* We plan to expand to serve growing industries that we do not currently service, but that generate waste streams and recyclables that can benefit from our ability to manage a large variety of waste streams and recyclables, respond quickly to service requests, and provide what we consider industry-leading collection, processing, and data reporting.

- *Expand the Types of Materials Covered by our Services.* We plan to expand the types of waste streams and recyclables covered by our services. To date, our revenue has been generated primarily from our solutions for used oil, oil filters, scrap tires, grease and cooking oil, solid waste, food waste, metals, cardboard, and regulated materials. We believe that we can provide value to our business customers by servicing a larger portion of disposable and recyclable materials, including construction and debris waste.

- *Maintain Virtual Facilities and Equipment.* We plan to continue to pursue an "asset light" strategy that utilizes third-party vendors or subcontractors for the collection, sorting, and processing of recyclable and waste materials for businesses. This strategy results in a scalable business model that enables us to concentrate on our core competencies of developing service solutions that are better aligned to each customer's needs and selling recyclable materials at volumes that provide favorable prices; enables us to render our services on a national basis without the need for an extensive workforce, multiple facilities, or numerous vehicles; allows us to negotiate with multiple subcontractors to optimize our pricing; and reduces our capital expenditures and working capital requirements.

- *Leverage Governmental and Social Factors Expanding Recycling.* We intend to leverage the demands by governmental authorities and by the public to expand efforts to recycle materials because of concerns about sustainability, greenhouse gases, and other environmental concerns, including the proliferation of ESG initiatives as evidenced by the SEC's recent proposed rules.

- *Pursue Strategic Technologies and Processes.* We plan to identify, investigate, develop, and deliver new technologies and processes that we believe have the potential to contribute additional economic and financial value.

Our Environmental Services

Recycling and Waste Services

We provide businesses across multiple industry sectors with a single source service solution for the reuse, recycling, and disposal of a wide variety of waste streams and recyclables generated by their operations. We provide a single point of contact for managing the wide variety of disposables and recyclables produced. Our services can help our customers better manage their operational expenses, maximize the value of their recyclable commodities, comply with federal, state and local regulations, and help them foster environmental stability and sustainability. We can provide disposal and recycling services for virtually all forms of solids and liquids, although our current services primarily relate to used motor oil, oil filters, scrap tires, solid waste, metals, grease, cooking oil, food waste, expired food products, glass, cardboard, paper, industrial cleaning (separator cleaning and tank cleaning), plastics, construction debris, universal waste (batteries, mercury, lights), regulated waste, and electronic devices.

In addition, we help customers to safely transport, treat, and dispose of a full spectrum of non-recyclable regulated waste.

Our value proposition to our business customers is simple. We seek to

- ensure our customers can focus on their core businesses instead of waste disposal and recycling;

- provide cost-effective choices that improve overall operational economics and maximize the value of recyclable commodities;

- help our customers with flexible programs that work toward sustainability and ESG initiatives by lowering the percentage of the waste streams that must be disposed of in landfills and providing the necessary data to report accurate and complete results;

- assist our customers with liability protection and services to assist with environmental compliance; and

- provide our customers with a centralized point of contact with the convenience of 24/7/365 support.

Many waste materials (such as scrap metal, cardboard, plastics, used cooking oil, and automotive fluids) have commodity value that can be recovered and converted into new products and resources. Recovering valuable materials is a key factor in lower-waste and zero-waste initiatives, and presents a profitable opportunity for businesses. The recovery of valuable materials is a strong motivator to educate businesses and consumers about proper disposal.

We provide our services on a national basis as well as in certain international regions. We currently service tens of thousands of locations for various customers throughout the United States (including Puerto Rico) and Canada. Our customers generally have multiple locations. We continue to broaden the range of industries we serve and the nature and extent of the services we provide, which enables us to constantly target new customers and provide additional services to existing customers.

Our recycling services often reduce our customers' disposal costs by reducing the level of disposable material delivered to landfills and capturing the commodity value of their waste streams and recyclables. We are independent of any specific materials hauler or recycling facility operator, which allows us to seek the best services and optimize the cost of services.

We provide certain industries and businesses with specialized services, such as the following:

- *Automotive, Fleet and Industry Services.* We provide a selection of services or a turn-key option involving the handling of scrap tires, HDPE plastics, used oil, used oil filters, parts cleaners, paint wastes, industrial fluids, used antifreeze, regulated waste, wastewater, and spent chemicals.

- *Construction Services.* We help construction site managers across the United States recycle construction waste, including cardboard, plastics, metal, pallets, wood, drywall, and concrete. In addition, we provide temporary containers, offices, storage, toilets, eye washing stations, and water holding tanks.

- *Food/Organic Waste.* We provide recycling programs that focus on the highest use of food waste according to the EPA's Food Recovery Hierarchy. Our programs focus on various types of food facilities (grocers, manufacturers, distributors, etc.) to capture the maximum amount of food and other organic waste material and to use the most valuable recovery process available to meet their business and sustainability goals.

- *Manufacturing Services.* We collect and recycle waste streams that are unique to certain manufacturing facilities and can many times be sold as a commodity to offset operating costs for the customers.

- *Solid Waste.* We began offering solid waste collection as a way of becoming a one-stop shop for existing and prospective customers. The solid waste business provides incremental revenue streams, rounds out our offerings, and provides opportunities to expand into other specialized services.

Landfill Diversion of Food Waste

According to the EPA and the U.S. Department of Agriculture, approximately one-third of the nation's food goes to waste. The EPA has found that discarded food is one of the largest components (depending on classification) of the nation's solid waste. The issue of how to reduce such waste is critical. We develop targeted programs to address these issues.

Our food waste program seeks to reduce the amount of produce, bakery, deli materials, expired dairy, and other food and beverage products in landfills and to find a better solution. A large portion of the nation's disposable material consists of organics, produce, bakery and deli items, dairy products, and vegetation trimmings, all of which can be recycled. Our program offers a variety of options, including the following:

- *Reduction.* We can study a customer's current organic material management situation and determine how best to alter current ordering and display options to reduce landfill use.

- *Animal Feed.* Through our network of vendors, we can channel a percentage of organic material into a process in which the product is dehydrated and put back into animal feed.

- *Waste-to-Energy.* We can offer a process that involves the creation of energy in the form of electricity through the use of anaerobic digestion. Anaerobic digestion is a series of processes in which microorganisms break down biodegradable material in the absence of oxygen. This process is widely used as a renewable energy source because it produces a methane and carbon dioxide rich bio-gas suitable for energy production, which is helping to replace fossil fuels. The nutrient-rich digestate also can be used as fertilizer. We currently employ a network of service providers that utilize this method as a form of organic disposal.

- *Compost/Land Application/Soil Treatment*. We can offer composting or land application/soil treatments for organic materials. In composting or land application/soil treatments, organic materials are placed either in a custom vessel or spread out and allowed to decompose naturally. Composting sites have several options for turning and rotating the product to maximize the nutrient content of the end product and speed the turn-around time. Land application/soil treatment facilities typically do not regularly turn the product or add any components and allow nature to return the nutrients to the host soil on its own timetable. Composting facilities also typically bag or sell the product by the truck/train load to individuals or municipalities, whereas land application/soil treatment facilities leave the product where it is initially placed. We have employed these methods with several customers across the country.

Data and Reporting

The wide variety of recycling and waste services, volumes, diversion data, and related documents are organized in a cloud-based, centralized data collection providing operational insight, environmental tracking, and flexible reporting.

Sales and Marketing

We market our services throughout the United States primarily through a direct sales force and selected strategic partnerships. Our sales and marketing efforts focus on emphasizing the benefits of our nationwide, one-stop, comprehensive service offerings and the ability to improve overall customers' operational economics, maximize the value of their recyclable commodities, and foster the benefits of environmental sustainability. We plan to continue to increase our sales and marketing efforts.

We have targeted various industries for marketing our sustainability services. Some of the industries that we target and the nature of the products and services that we market to those industries are as follows:

- ***Automotive/Transportation***
    - o Retail service providers (car dealerships, tire dealerships, quick lubes, aftermarket automotive parts and accessories retailers, automotive service franchises, car washes)
    - o Trucking and fleet
    - o Car and equipment rental companies
- ***Manufacturing***
    - o Packaging
    - o Food and beverages
    - o Machinery and industrial
    - o Chemicals and lubricants
- ***Hospitality and Retail***
    - o Grocers
    - o Big box
    - o Specialty
    - o Restaurants
    - o Hotels and stadiums
    - o Malls and shopping centers
- ***Construction and Demolition***
    - o Commercial
    - o Multi-family
    - o Industrial
- ***Commercial and Multi-family Property Management***

Customers

We generally enter into multi-year contracts with our customers that are designed to provide us with recurring monthly revenue. These contracts structure our revenue primarily in three ways: fixed fee, contracted pricing, or revenue from the sale of commodities.

Our business depends to a significant extent on revenue from our largest customers. Any material reduction in the business we do with those customers could have an adverse effect on our company. Two customers accounted for 24% of our revenue for the year ended December 31, 2022, and two customers accounted for 38% of our revenue for the year ended December 31, 2021.

We believe that we are unique in our ability to offer comprehensive national solutions in the highly fractionalized waste, disposal, and recycling service business. Through customer service driven culture, national presence, logistics management, compliance, and commodity brokerage, our solution delivers the critical knowhow and experience necessary to implement and execute multi-point reuse, recycling, disposal, and waste management services.

Competitors

Recycling and Waste Disposal Services

The recycling and waste disposal industry as a whole is dominated by large multi-billion dollar companies, such as Waste Management and Republic Services. To date, these large companies have concentrated on their traditional business of collecting waste for disposal in their landfills rather than recycling, which reduces the need for landfills. The strategies of these large companies could change at any time, and we could begin to experience substantially increased competition from them. These companies have substantially greater market recognition, substantially larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages over us. As a result, they may be able to devote greater resources to the promotion and sale of services similar to those we offer, to provide comparable services at lower prices, and to introduce new solutions and respond to customer requirements more quickly than we can.

Scope of Competitors' Services

Our services address a broad and comprehensive scope of materials such as motor oil, scrap tires, grease, meat, organics, regulated waste, construction debris, cardboard, pallets, plastics, metals, and solid waste. Most of our competitors specialize in only one or a few of these service areas. In delivering our services, we have subcontracted at times to our competitors, thereby utilizing them as our subcontractors.

While we have many competitors for certain aspects of our business, we are unaware of any provider that provides the wide breadth of our waste, recycling, and data services, deliverable across all locations in the United States and Canada, with flexibility to adapt and modify programs and to comprehensively deliver sustainable solutions.

State and Federal Environmental Regulations

We use our best efforts to be in compliance with federal, state, and local environmental laws, including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Hazardous Materials Transportation Act, as amended, the Resource Conservation and Recovery Act, as amended, the Clean Air Act, as amended, and the Clean Water Act. Such compliance has not historically constituted a material expense to us.

The collection and disposal of solid waste and rendering of related environmental services as well as recycling operations and issues are subject to federal, state, and local requirements, which regulate health, safety, the environment, zoning, and land-use. Federal, state, and local regulations vary, but generally govern hauling, disposal, and recycling activities and the location and use of facilities and also impose restrictions to prohibit or minimize air and water pollution. In addition, governmental authorities have the power to enforce compliance with these regulations and to obtain injunctions or impose fines in the case of violations, including criminal penalties. The EPA and various other federal, state, and local environmental, health, and safety agencies and authorities, including the Occupational Safety and Health Administration of the Department of Labor, administer those regulations.

We strive to conduct our operations in compliance with applicable laws and regulations and to assist our customers in their compliance with applicable environmental laws and regulations. While such amounts expended in environmental compliance in the past or that we anticipate spending in the future have not had and are not expected to have a material adverse effect on our financial condition or operations, the possibility remains that technological, regulatory, or enforcement developments, the results of environmental studies, or other factors could materially alter this expectation.

Each state in which we operate has its own laws and regulations governing solid waste disposal, water and air pollution and, in most cases, releases and cleanup of hazardous substances and liability for such matters. Several governmental authorities have enacted laws that will require counties to adopt comprehensive plans to reduce the volume of solid waste landfills through waste planning, composting, recycling, or other programs. Legislative and regulatory measures to mandate or encourage waste reduction at the source and materials recycling also are under consideration by Congress and the EPA.

Finally, various states have enacted, or are considering enacting, laws that restrict the disposal within the state of solid or hazardous wastes generated outside the state. While courts have declared unconstitutional laws that overtly discriminate against out of state waste, courts have upheld some laws that are less overtly discriminatory. Challenges to other such laws are pending.

Equipment and Installation

We currently pursue an "asset light" strategy that utilizes third-party subcontractors for the collection, sorting, and processing of recyclable and waste materials for businesses. While we own a limited amount of compacting and other service equipment, we do not own significant recycling or waste management assets, such as trucks or landfills, or have a significant number of employees devoted to in-the-field recycling operations. As part of our operations, we maintain strong relationships with a multitude of subcontractors. Our more than 3,500 third-party relationships currently provide us with an estimated 30,000 trained professionals, 25,000 trucks, and over 1,000 recycling facilities. This strategy results in a scalable business model that enables us to concentrate on our core competencies of developing service solutions that are attractive to customers and the sale of recyclable materials at the highest prices, enables us to render our services on a national basis without the need for multiple facilities or numerous vehicles, allows us to negotiate with multiple providers for the best cost of service, and reduces our capital expenditures and working capital requirements.

Employees

As of December 31, 2022, we employed a total of 203 persons, of whom 197 were full time employees. Three were executive employees, 113 were administrative and customer services employees, 74 were accounting and finance employees and 13 were sales and marketing employees. We consider our relationship with our employees to be good. None of our employees are represented by a union in collective bargaining with us.

Intellectual Property

Trademarks

Our trademarks are important to the success of our business.

We own or have filed applications for numerous federally registered trademarks and logos, including the following:

- QUEST RESOURCE MANAGEMENT GROUP (and "Circle" design);
- QUEST RESOURCE HOLDING CORPORATION (and "Q" design);
- YOUCHANGE;
- SUSTAINABILITY DELIVERED;
- GENEX ANTI-FREEZE GROUP (and "X" design);
- GENEX WINDSHIELD WASHER FLUID (and "X" design);
- TO CHALLENGE, MANAGE, AND INFORM; and
- PROGANICS.

Our History

We were incorporated in Nevada in July 2002 under the name BlueStar Financial Group, Inc. Prior to 2010, we were a "shell company" under the rules of the SEC. On March 30, 2010, we (i) closed a transaction to acquire Youchange, Inc., an Arizona corporation, or "Youchange", as a wholly owned subsidiary, (ii) ceased being a shell company, and (iii) experienced a change in control in which the former stockholders of Youchange acquired control of our company. In May 2010, we changed our name to YouChange Holdings Corp.

On October 17, 2012, immediately prior to closing a merger transaction with Earth911, Inc., or "Earth911", we filed Amended and Restated Articles of Incorporation to (i) change our name to Infinity Resources Holdings Corp., (ii) increase our shares of common stock, par value $.001 per share (the "Common Stock"), authorized for issuance, (iii) authorize shares of preferred stock to be designated in series or classes as our board of directors may determine, (iv) effect a reverse split of our Common Stock, and (v) divide our board of directors into classes, as nearly equal in number as possible. On October 17, 2012, we closed the merger transaction, or the "Earth911 Merger", to acquire Earth911 as a wholly-owned subsidiary and experienced a change in control in which the former stockholders of Earth911 acquired control of our company.

On July 16, 2013, we acquired all of the issued and outstanding membership interests of Quest Resource Management Group, LLC, or "QRMG", held by Quest Resource Group LLC, or "QRG", comprising 50% of the membership interests of QRMG, or the "QRMG Interests." Our wholly owned subsidiary, Earth911, held the remaining 50% of the membership interests of QRMG for several years. Concurrently with our acquisition of the QRMG Interests, we assigned the QRMG Interests to Earth911 so that Earth911 now holds 100% of the issued and outstanding membership interests of QRMG. On October 28, 2013, we changed our name to Quest Resource Holding Corporation, increased our shares of Common Stock authorized for issuance, and changed our trading symbol to "QRHC."

On February 20, 2018, we entered into an Asset Purchase Agreement with Earth Media Partners, LLC to sell certain assets of our wholly owned subsidiary, Earth 911, related to the Earth911.com website business in exchange for an aggregate earn-out amount of

approximately $350,000 and a 19% interest in Earth Media Partners, LLC. Earth911 was subsequently renamed Quest Sustainability Services, Inc.

On October 19, 2020, we acquired substantially all of the assets used in the business of Green Remedies Waste and Recycling, Inc. ("Green Remedies"), a leading provider of independent environmental services, particularly in multi-family housing, located in Burlington, NC.

On December 7, 2021, we acquired all of the outstanding membership interests of RWS Facility Services, LLC ("RWS"), a full-service management company engaged in the brokering of recycling, waste and sustainability solutions, located in Chadds Ford, PA.

Recent Developments

On February 10, 2022, we acquired an independent environmental services company that primarily services customers in the northeast region of the United States for approximately $3.35 million. This acquisition was paid in cash and was financed with a draw down on the term loan pursuant to the existing Credit Agreement with Monroe Capital as defined in Note 3 to the consolidated financial statements.

Available Information

Our principal executive offices are located at 3481 Plano Parkway, Suite 100, The Colony, Texas 75056, and our telephone number is (972) 464-0004. Our website address is *https://investors.qrhc.com*. The information on our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

We file reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any other filings required by the SEC. Through our website, we make available free of charge our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

The public may read and copy any materials we file with, or furnish to, the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

An investment in our securities involves a high degree of risk. Certain factors may have a material adverse effect on our business, financial condition, and results of operations. You should carefully consider the risks and uncertainties described below, together with the other information contained in this Annual Report on Form 10-K, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow, and future prospects could be seriously harmed. This could cause the trading price of our Common Stock to decline and result in the loss of all or part of your investment.

Risks Related to Our Business and Industry

We have incurred historical net losses and could have net losses in the future as we take steps to expand our business, which may negatively impact our ability to achieve our business objectives.

As a result of historical operating losses, we had an accumulated deficit of $102,756,967 as of December 31, 2022. We expect to continue to make significant expenditures and incur substantial expenses as we continue to develop our business, expand our customer base, expand the recycling services we offer, increase the types of materials covered by our recycling services, enhance our technologies, implement internal systems and infrastructure, and hire additional personnel. As a result, we may incur losses as we expand our business. There is no assurance that we will maintain profitability in the near future or at all. Our ability to achieve and maintain profitability depends on a number of factors, including the pricing of our services, market acceptance of our services, and other factors, some of which are set forth under "Risk Factors" or are included elsewhere in this Annual Report on Form 10-K. If we incur substantial losses and are unable to secure additional financing, we could be forced to discontinue or curtail our business operations; sell assets at unfavorable prices; refinance existing debt obligations on terms unfavorable to us; or merge, consolidate, or combine with a company with greater financial resources in a transaction that may be unfavorable to us.

Our business depends to a certain extent upon our largest customers, and any material reduction in our business with those customers could have an adverse effect on our company.

The success of our business depends to a certain extent on our relationship with our largest customers. Any material reduction in the business we do with those customers could have an adverse effect on our company. Two customers accounted for 24% of our revenue for the year ended December 31, 2022, and two customers accounted for 38% of our revenue for the year ended December 31, 2021. Our contractual arrangements with our major customers generally are on a multi-year basis and pertain to the management of only

certain forms of materials. Our failure to maintain our business with our largest customers or any other large customer could have an adverse effect on our business.

Although we have long-term relationships with many of the customers to which we provide recycling services, their ability to cancel, reduce, or delay our service offerings to them could reduce our revenue and increase our costs.

Although customers for our services, including our largest customers, generally enter into multi-year contracts, typically from two to three years, they do not typically provide us with firm, long-term volume commitments. As a result, our customers are able to cancel, reduce, or delay our services to them at any time. If our service offerings are cancelled, delayed, or reduced, our revenue would decline.

We may lose a substantial portion of our recycling services business if certain materials are classified as "waste."

Some of the municipalities in which we provide services for certain customers have entered into contractual arrangements with their waste haulage companies that require them to permit those waste haulage companies to remove and dispose of "waste" or "solid waste" within those municipalities. If materials, and in particular organic materials, that we typically obtain and dispose of are considered "waste" or "solid waste," then our customers may be required to allow the waste haulage companies to remove those materials, and in general either our customers or the municipalities in which they are located must compensate those waste haulage companies based on the metric set forth in the relevant contracts or franchise agreements with those waste haulage companies. If, however, the materials are classified as "raw material," as "commodities," or as another designation other than "waste" or "solid waste," our customers may allow us to obtain the recyclable materials. If it is ultimately found that certain materials constitute "waste" or "solid waste," a significant portion of our anticipated revenue stream could be lost, which could have a material adverse effect on our business, the growth of our business, financial condition, and results of operations.

To expand our recycling and waste services business, we must attract additional customers and expand the services we offer.

Although we plan to increase our recycling and waste services business, the ability to expand our overall recycling and waste management services and reduce our dependence on our largest customers will require us to attract additional customers and expand the services we offer.

Our success depends on our ability to successfully expand, operate, and manage our operations. Our ability to expand successfully will depend upon a number of factors, including the following:

- the continued development of our business;

- the hiring, training, and retention of additional personnel;

- the ability to enhance our operational, financial, and management systems;

- the availability of adequate financing;

- competitive factors;

- general economic and business conditions;

- the ability to leverage on the factors expanding the growth of recycling;

- the ability to expand our customer base, the types of recyclable materials covered by our services, and our network of third-party service providers;

- the ability to implement new methods for revenue generation; and

- the ability to expand our relationships with third parties that are also engaged in activities relating to reducing, reusing, and recycling.

We may not be able to enhance our existing recycling, reuse, and proper disposal solutions and develop new solutions in a timely manner.

Our future operating results will depend to a significant extent on our ability to continue to provide efficient and innovative recycling, reuse, and disposal services that compare favorably with alternative services on the basis of cost, performance, and customer preferences. Our success in maintaining and growing with our existing customers and attracting new customers depends on various factors, including the following:

- innovative development of new services for customers;

- maintenance of quality standards;

- efficient and cost-effective services; and

- utilization of advances in technology.

Our inability to enhance our existing services and develop new services on a timely basis could harm our operating results and impede our growth.

We rely on independent third-party subcontractors to provide recycling services to our customers, and any interruptions of these arrangements could increase our costs, disrupt our services, and result in our inability to service our recycling customers, which would adversely affect our business.

We outsource the collection, processing, recycling, and disposal of waste streams and recyclables to independent third-party subcontractors. We rely on our subcontractors to maintain high levels of service. The loss of our relationships with our subcontractors, or their failure to conduct their services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to service our customers in accordance with required service, quality, and performance requirements. If this were to occur, the resulting decline in profitability could harm our business. Securing new high-quality and cost-effective subcontractors frequently is time-consuming and may not be successful, which could result in reduced revenue and various unforeseen operational problems.

Our subcontractors may maintain their own operations or serve other customers, a number of which may provide them with more business than we do. As a result, our subcontractors could determine to prioritize their capacity for their own operations or for other customers or reduce or eliminate services for us on short notice. If we have any such problems, we may be unable to service our customers in a cost-effective, high-quality, or timely manner, particularly in certain geographical areas, which may adversely affect our business and operating results. Our subcontractors also may seek to compete with us for customers they serve on our behalf or potential customers that we desire to serve.

We may face potential environmental liabilities that may not be covered by our insurance, and changes in insurance costs and availability may also impact our financial results.

We may incur liabilities for damage to the environment as a result of the operations of our third-party subcontractors. While we do not conduct physical haulage, recycling, or disposal operations, we retain third-party service providers to carry on those activities. These operations may expose us to liability for environmental damages, in some cases even if we did not directly cause the environmental damage. Further, under our agreements with our customers, we are often required to indemnify our customers from any liabilities or claims arising out of our actions or those of our subcontractors and from any release, threatened release, handling, or storage of hazardous and other materials from our customers' premises as a result of or connected with the performance of services by us or our subcontractors to our customers. If we were to incur substantial liability for environmental damage, our or our subcontractors' insurance coverage may not fully cover or may be inadequate to cover such liability. Also, because of the variable condition of the insurance market, we may experience future increases in self-insurance levels, increased retention levels, and increased premiums. This could have a material adverse impact on our financial condition, results of operations, and cash flows.

Fluctuations in prices for recycled commodities that we sell to third parties may adversely affect our revenue and to a lesser extent our operating income and cash flows.

We process a variety of recyclable materials, such as metal, tires, motor oil and oil filters, food waste, meat rendering, cooking oil, grease, and cardboard, for sale to third parties, and we may directly or indirectly receive proceeds from the sale of such recyclable materials. Our results of operations may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile because of changes in economic conditions and numerous other factors beyond our control. These fluctuations may affect the cost of and demand for our services and our future revenue, operating income, and cash flows. For example, a decline in oil prices would have an adverse effect on our revenue.

A significant disruption in our computer systems or a cybersecurity breach could adversely affect our operations.

We rely extensively on our computer systems to manage a variety of our business processes. Our systems are subject to damage or interruption from various sources, including power outages, computer and telecommunications failures, computer viruses, cybersecurity breaches, vandalism, severe weather conditions, catastrophic events, and human error. Our disaster recovery planning cannot account for all eventualities. If our systems are damaged, fail to function properly, or otherwise become unavailable, we may incur substantial costs to repair or replace them, and we may experience loss of critical data and interruptions or delays in our ability to perform critical functions, which could adversely affect our business and operating results. Any compromise of our data security could also result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation, loss or misuse of the information, and a loss of confidence in our data security measures, which could harm our business.

We rely on third-party technology, server, and hardware providers for our operations and for maintaining our data, and a failure of service by these providers could adversely affect our business and reputation.

We rely upon third-party data center providers to host our main servers. In the event that these providers experience any interruption in operations or cease operations for any reason or if we are unable to agree on satisfactory terms for continued hosting relationships, we would be forced to enter into relationships with other service providers or assume hosting responsibilities ourselves. If we are forced to switch hosting facilities, we may not be successful in finding alternative service providers on acceptable terms or in hosting the computer servers ourselves. We may also be limited in our remedies against these providers in the event of a failure of service. We also rely on third-party providers for components of our technology platform, such as hardware and software providers and domain

name registrars. A failure or limitation of service or available capacity by any of these third-party providers could adversely affect our business.

Problems with our computer and communication systems may harm our business.

An element of our strategy is to generate and provide content, data, and reporting on our website portals to and from third parties. Accordingly, the satisfactory performance, reliability, and availability of our systems, transaction-processing systems, and communications infrastructure are critical to our reputation and our ability to attract and retain customers, as well as to maintain adequate customer service levels. We may experience periodic systems interruptions. Any substantial increase in the volume of traffic on our infrastructure may require us to expand and upgrade our technology, transaction-processing systems, and other features. We can provide no assurance that we will be able to project accurately the rate or timing of increases, if any, in the use of our infrastructure or timely expand and upgrade our systems and infrastructure to accommodate such increases.

We may be subject to intellectual property claims that create uncertainty about ownership of technology essential to our business and divert our managerial and other resources.

There has been a substantial amount of litigation regarding intellectual property rights. We can provide no assurance that third parties will not claim infringement by us with respect to our current or future services, trademarks, or other proprietary rights. Our success depends, in part, on our ability to protect our intellectual property and to operate without infringing the intellectual property rights of others in the process. There can be no assurance that any of our intellectual property will be adequately safeguarded or that it will not be challenged by third parties. We may be subject to intellectual property infringement claims that would be costly to defend, could limit our ability to use certain critical technologies, and may divert our technical and management personnel from their normal responsibilities. We may not prevail in any of these suits. An adverse determination of any litigation or defense proceedings could cause us to pay substantial damages, including treble damages, if we willfully infringe and also could increase the risk of our patent applications not being issued.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments in the litigation. If these results are perceived to be negative, it could have an adverse effect on our business.

The waste and recycling industries are subject to extensive government regulation, and existing or future regulations may adversely affect our current or future operations, increase our costs of operations, or require us to make additional capital expenditures.

Stringent government regulations at the federal, state, and local level may have substantial impact on our business, our third-party service providers, and our customers. A large number of complex laws, rules, orders, and interpretations govern environmental protection, health, safety, land use, zoning, transportation, and related matters. Among other things, these regulations may restrict the business of our third-party service providers' and our customers' operations and adversely affect our financial condition, results of operations, and cash flows by imposing conditions, such as the following:

- limitations on siting and constructing new recycling, waste disposal, transfer, or processing facilities or expanding existing facilities;

- limitations, regulations, or levies on collection and disposal prices, rates, and volumes;

- limitations or bans on disposal or transportation of out-of-state materials or certain categories of materials; or

- mandates regarding the disposal of solid waste, including requirements to recycle rather than landfill certain disposables.

Regulations affecting the siting, design, and closure of landfills could require our third-party service providers or customers to undertake investigatory or remedial activities, curtail operations, or close landfills temporarily or permanently. Future changes in these regulations may require our third-party service providers or our customers to modify, supplement, or replace equipment or facilities. The costs of complying with these regulations could be substantial, which may reduce the ability or willingness of our customers to use our services and adversely affect our results of operations.

Environmental advocacy groups and regulatory agencies have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. The adoption of laws and regulations to implement controls of greenhouse gases, including the imposition of fees or taxes, could adversely affect the operations of enterprises with which we do business. Additionally, certain states may adopt air pollution control regulations that are more stringent than existing and proposed federal regulations. Changing environmental regulations could require us or enterprises with which we do business to take any number of actions, including the purchase of emission allowances or installation of additional pollution control technology, and could make some operations less profitable, which could reduce the ability or willingness of our customers to use our services and adversely affect our results of operations. In addition, the potential impacts of climate change on our operations are highly uncertain. Although the financial impact of these potential changes is not reasonably estimable at this time, our operations in certain locations and those of our customers and suppliers could potentially be adversely affected, which could adversely affect our sales, profitability and cash flows.

Price increases may not be adequate to offset the impact of increased costs and may cause us to lose volume.

From time to time, our competitors may reduce the price of their services in an effort to expand their market share. General economic and market-specific conditions, as well as the concentration of our business with major companies, may also limit our ability to raise prices. As a result of these factors, we may be unable to offset increases in costs, improve our operating margins, and obtain returns through price increases.

We face intense competition from larger, more established companies, and we may not be able to compete effectively, which could reduce demand for our recycling services.

The waste materials industry as a whole is dominated by large national players, such as Waste Management and Republic Services. To date, these large companies have concentrated on their traditional business of collecting waste for disposal in their landfills rather than recycling. The strategies of these large companies could change at any time, and we could begin to experience substantially increased competition from them. These companies have substantially greater market recognition, substantially larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages over us. As a result, they are able to devote greater resources to the promotion and sale of services similar to those that we provide, to provide comparable services at lower prices, and to introduce new solutions and respond to customer requirements more quickly than we can.

Our ability to compete successfully in the recycling services market depends on a number of factors, both within and outside our control. These factors include the following:

- our success in designing and introducing new solutions;

- our ability to predict the evolving needs of our customers and to convince them to use our services;

- our ability to meet our customer's requirements in terms of cost, reliability, speed, and capacity;

- the quality of our customer services; and

- service introductions by our competitors or potential competitors.

Our customers impose substantial requirements relating to the recycling and waste management services we provide them.

Our arrangements with our customers generally contain provisions including (a) relatively short contract terms with extensions at the discretion of the customer, (b) requirements that we assume full responsibility for all operational aspects of the services, (c) requirements that we comply with all applicable laws, regulations, and other governmental requirements, (d) requirements that we hold subcontractors to the same standards to which we are subject, (e) prohibitions on price increases without customer consent, (f) designation of service locations, service frequency, and equipment, (g) specifications on procedures for rendering services, (h) notification to customer of any spills, releases, or discharges of materials, (i) requirements that we supply a self-performance audit, (j) requirements that we render monthly or quarterly reports to the customer, (k) requirements that we render monthly invoicing in approved time frames and formats, and (l) requirements that we maintain specified records. If we are unable to meet the requirements in a significant number of these contracts, such contracts could be cancelled, and the cancellation of such contracts could have a material adverse effect on our financial results and operations.

Our current indebtedness requires us to comply with certain restrictive loan covenants which may limit our ability to operate our business.

Under the terms of our PNC Loan Agreement and our Credit Agreement (each as defined in Note 7 to the consolidated financial statements), we are subject to certain financial covenants, including a minimum fixed charge coverage ratio and a senior net leverage ratio. In addition, the PNC Loan Agreement and the Credit Agreement each contains negative covenants limiting, among other things, additional indebtedness, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, prepayments of debt, mergers and acquisitions, and other matter customarily restricted in such agreements. The PNC Loan Agreement and the Credit Agreement each also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, change of control, and failure of any guaranty or security document supporting the PNC Loan Agreement or the Credit Agreement, as applicable, to be in full force and effect. Upon the occurrence of an event of default, the outstanding obligations under the PNC Loan Agreement and/or the Credit Agreement, as applicable, may be accelerated and become immediately due and payable. We can provide no assurance that, if we are unable to comply with these covenants in the future, we will be able to obtain the necessary waivers or amend our PNC Loan Agreement and/or our Credit Agreement to prevent a default.

A breach of any of these covenants or requirements could result in a default under our PNC Loan Agreement and/or our Credit Agreement. If we default under our PNC Loan Agreement and/or our Credit Agreement and we are unable to cure the default or obtain a waiver, we will not be able to access the credit available under our PNC Loan Agreement and/or our Credit Agreement, as applicable, and there can be no assurance that we would be able to obtain alternative financing. In addition, our level of indebtedness may limit our financial flexibility and could affect our operations. Even if new financing is available, it may not be on terms that are

acceptable to us. No assurance can be given that our future operating results will be sufficient to achieve compliance with the covenants and requirements of our PNC Loan Agreement and our Credit Agreement.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

All of the borrowings under the Company's senior secured credit facilities bear interest at variable rates. As a result, an increase in interest rates, whether due to an increase in market interest rates or an increase in our own cost of borrowing, would increase the cost of servicing our debt even though the amount borrowed remained the same resulting in our net income and cash flows, including cash available for servicing our indebtedness, to decrease correspondingly. The impact of such an increase would be more significant than it would be for some other companies because of our substantial debt.

We may need additional capital in the future.

The development and expansion of our business may require additional funds. In the future, we may seek additional equity or debt financing to provide funds for our business and operations. Such financing may not be available or may not be available on satisfactory terms. In addition, the terms of our PNC Loan Agreement and the Credit Agreement could limit our ability to obtain additional debt financing. If financing is not available on satisfactory terms, we may be unable to expand our operations. While debt financing will enable us to expand our business more rapidly than we otherwise would be able to do, debt financing increases expenses and we must repay the debt regardless of our operating results. Equity financings could result in dilution to our existing stockholders.

Our inability to obtain adequate capital resources, whether in the form of equity or debt, to fund our business and growth strategies, may require us to delay, scale back, or eliminate some or all of our operations, which may adversely affect our financial results and operations.

We depend on key personnel who would be difficult to replace, and our business will likely be harmed if we lose their services or cannot hire additional qualified personnel.

Our success depends to a significant extent upon the continued services of our current management team and key personnel. The loss of one or more of our key executives or employees could have a material adverse effect on our business. We do not maintain "key person" insurance policies on the lives of any of our executives or any of our other employees. We employ all of our executives and key employees on an at-will basis, and their employment can be terminated by us or them at any time, for any reason, and without notice, subject, in certain cases, to severance payment rights. In order to retain valuable employees, in addition to salary and cash incentives, we regard our ability as a public company to grant stock-based compensation as an important component of our ability to attract and retain key personnel. The value to employees of stock-based compensation over time will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to counteract offers from other companies.

Our success also depends on our ability to attract, retain, and motivate additional skilled management personnel. We plan to continue to expand our work force to continue to enhance our business and operating results. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Many of the other companies with which we compete for qualified personnel have substantially greater financial and other resources than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than those which we have to offer. If we are not able to retain our current key personnel or attract the necessary qualified key personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our business objectives and our ability to pursue our business strategy. New hires require significant training and, in most cases, take significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If our recruiting, training, and retention efforts are not successful or do not generate a corresponding increase in revenue, our business will be harmed.

Our operating results may experience significant fluctuations, which may make them difficult to predict.

In addition to the variability resulting from the short-term nature of our customers' commitments, other factors contribute to periodic and seasonal quarterly fluctuations in our results of operations, which could be significant. These factors include the following:

- the cyclicality of the markets we serve;
- the timing and size of orders;
- the volume of business opportunities relative to our capacity;
- service introductions and market acceptance of new service offerings;
- timing of expenses in anticipation of future business;
- changes in the mix of the services we render;

- changes in cost and availability of labor and third-party vendors;

- changes in the value of commodities;

- changes in prices or market requirements for recyclable materials;

- timely delivery of services to customers;

- pricing and availability of competitive services;

- pressures on reducing selling prices;

- the success in serving new markets;

- introduction of new technologies into the markets we serve; and

- changes in economic conditions.

Potential strategic alliances may not achieve their objectives, and the failure to do so could impede our growth.

We anticipate that we will enter into strategic alliances. Among other matters, we explore strategic alliances designed to enhance our service offerings, enlarge our customer base, provide valuable knowhow, or take advantage of new methods or technologies. Any strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated. The failure of these alliances may impede our ability to expand our existing markets or to enter new markets.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

We plan to review strategic opportunities to buy other businesses that would complement our current service offerings, expand the scope of our service offerings, expand the breadth of our markets and sales channels, enhance our technical capabilities, or otherwise offer growth opportunities. If we make any future acquisitions, we could issue securities that would dilute the percentage ownership of our stockholders, incur substantial debt, or assume contingent liabilities.

Our experience in acquiring other businesses is limited. Potential acquisitions also involve numerous risks, including the following:

- problems integrating the acquired operations, services, personnel, or technologies with our own;

- unanticipated costs associated with the acquisition;

- diversion of management's attention from our core businesses;

- adverse effects on existing business relationships with suppliers and customers;

- risks associated with entering markets in which we have no or limited prior experience;

- potential loss of key employees and customers of purchased organizations;

- risk of impairment charges related to potential write-downs of acquired assets in acquisitions; and

- the impact on our internal controls of compliance with the regulatory requirements under Sarbanes-Oxley Act of 2002.

Our acquisition strategy entails reviewing and potentially reorganizing acquired business operations, corporate infrastructure, and systems, and financial controls. Unforeseen expenses, difficulties, and delays frequently encountered in connection with rapid expansion through acquisitions could inhibit our growth and negatively impact our profitability. We may be unable to identify suitable acquisition candidates or to complete the acquisitions of candidates that we identify. Increased competition for acquisition candidates may increase purchase prices for acquisitions to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria. In addition, we may encounter difficulties in integrating the operations of acquired businesses with our own operations or managing acquired businesses profitably without substantial costs, delays, or other operational or financial problems.

Our strategy to increase our growth through acquisitions may be unsuccessful and could adversely affect our business and results.

As part of our growth strategy, we intend to further acquire other businesses; however, there is no assurance that we will be able to identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies to realize the full benefits of the combined businesses.

While we recently acquired Green Remedies and RWS in connection with our growth strategy to acquire other businesses, we can provide no assurance that we will identify appropriate acquisition targets, successfully complete any future acquisitions or successfully integrate the business of companies we do acquire. Even if we successfully acquire a business entity, there is no assurance that our combined business will become profitable. The process of completing the integration of acquired businesses could cause an interruption of, or loss of momentum in, the activities of our company and the loss of key personnel. The diversion of

management's attention and any delays or difficulties encountered in connection with the pursuit of business acquisitions and the integration of acquired businesses, and the incurrence of significant, acquisition related costs in connection with proposed and completed acquisitions, could have an adverse effect on our business, financial condition or results of operations.

If the benefits of any completed or proposed acquisition of do not meet the expectations of investors, stockholders or financial analysts, the market price of our Common Stock may decline.

If the benefits of any completed acquisition (including Green Remedies and RWS) or proposed acquisition do not meet the expectations of investors or securities analysts, the market price of our Common Stock prior to such acquisition may decline. The market values of our Common Stock at the time of an acquisition may vary significantly from their prices on the date the acquisition target was identified.

The effects of global economic conditions may impact our business, operating results, or financial condition.

Global economic conditions and political events, domestic or international terrorist events and hostilities or complications due to natural, nuclear or other disasters and pandemics or other health crises (including the ongoing COVID-19 global pandemic, which may reduce demand for our services because of reduced global or national economic activity), can cause disruptions and extreme volatility in global financial markets, increase rates of default and bankruptcy, and impact levels of consumer and commercial spending.

The spread of COVID-19 around the world presents significant risks to our company, not all of which we are able to fully evaluate or even to foresee at the current time. In the short-term, some of our customers have shut down their businesses, while other customers operating in the restaurant, grocery, automotive and certain specialty retail industries, which may be considered as essential businesses in different jurisdictions, or customers that are more capable of working remotely than other industries, have been allowed to operate.

The COVID-19 pandemic may affect our operations in the future. All of these factors may have far reaching impacts on our business, operations, and financial results and conditions, directly and indirectly, including without limitation impacts on the health of our company's management and employees, marketing and sales operations, customer and consumer behaviors, and on the overall economy. The scope and nature of these impacts, most of which are beyond our company's control, continue to evolve and the outcomes are uncertain. Management cannot predict the full impact of the COVID-19 pandemic on our company's sales or on economic conditions generally. The ultimate extent of the effects of the COVID-19 pandemic on our company is highly uncertain and will depend on future developments, and such effects could exist for an extended period of time even after the pandemic.

The members of our board of directors and our executive officers have broad rights.

Our business is operated under the control of our board of directors and officers. Stockholders have no right to take part in the control of our affairs or the day-to-day management or operation of the business. Stockholders are permitted to vote only in a limited number of circumstances. While the members of the board of directors are accountable as fiduciaries and are obligated to exercise duties of due care, loyalty, and full disclosure in handling our affairs, the board of directors is entitled to certain limitations of liability and to indemnity by us. Such indemnity and limitation of liability may limit rights that our stockholders would otherwise have to seek redress against the board of directors. Our executive officers are entitled to similar indemnification and limitation of liability. Our stockholders who have questions concerning the duties of the board of directors to our stockholders should consult their own legal counsel.

Certain conflicts of interest exist within our organization.

Certain members of our board of directors, as holders of our capital stock, may have conflicts of interest with respect to our company and the stockholders and with respect to the exercise of their voting rights for the shares that they own.

The compensation we pay to our executive officers and employees will likely increase.

We believe that the compensation we have historically paid to our executive officers and certain of our employees is within the lower quartile of compensation paid by companies similar to us. We may increase the compensation payable to our executive officers and employees, which could include both base compensation and cash or equity bonuses and payouts under severance or change in control arrangements. An increase in compensation and bonuses payable to our executive officers and employees could decrease our net income or increase our net loss.

If we are unable to maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected.

Our reporting obligations as a public company place a significant strain on our management and our operational and financial resources and systems for the foreseeable future. If we fail to maintain the adequacy of our internal control over financial reporting, we may not be able to produce reliable financial reports or help prevent fraud. Our failure to maintain effective internal control over financial reporting could prevent us from filing our periodic reports on a timely basis, which could result in the loss of investor confidence in the reliability of our consolidated financial statements, harm our business, and negatively impact the trading price of our Common Stock.

Increased prices and inflation could negatively impact our financial results.

Though we believe that the rates of inflation in recent years have not had a significant impact on our operations, a continued increase in inflation, including inflationary pressure on labor and the goods and services we rely upon to deliver service to our customers, could result in increases to our operating costs, and we may be unable to pass these costs on to our customers. If inflation in these costs increases beyond our ability to control for them through measures such as implementing operating efficiencies, we may not be able to increase prices to sufficiently offset the effect of various cost increases without negatively impacting customer demand, thereby increasing our costs of doing business and reducing our margins. If such impacts are prolonged and substantial, they could have a material adverse effect on our results of operations.

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. On February 24, 2022, a full-scale military invasion of Ukraine by Russian troops was reported. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine and globally and assessing its potential impact on our business.

Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Form 10-K.

Risks Related to Ownership of Our Securities

Our stock price has been and will likely continue to be volatile, and the value of an investment in our Common Stock may decline.

The trading price of our Common Stock has been and is likely to continue to be volatile. In addition to the risk factors described in this section and elsewhere in this Annual Report on Form 10-K, factors that may cause the price of our Common Stock to fluctuate include the following:

- limited trading activity in our Common Stock;

- actual or anticipated fluctuations in our quarterly or annual financial results;

- the financial guidance we may provide to the public, any changes in such guidance, or our failure to meet such guidance;

- the failure of industry or securities analysts to maintain coverage of our company, changes in financial estimates by any industry or securities analysts that follow our company, or our failure to meet such estimates;

- various market factors or perceived market factors, including rumors, whether or not correct, involving us, our customers, our strategic partners, or our competitors;

- sales, or anticipated sales, of large blocks of our stock;

- short selling of our Common Stock by investors;

- additions or departures of key personnel;

- announcements of technological innovations by us or by our competitors;

- introductions of new services or new pricing policies by us or by our competitors;

- changing competitive factors;

- regulatory or political developments;

- fluctuating commodity prices, including oil;

- litigation and governmental or regulatory investigations;

- acquisitions or strategic alliances by us or by our competitors; and

- general economic, political, and financial market conditions or events.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These and other factors may cause the market price and demand for our Common Stock to

fluctuate substantially, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the price or liquidity of our Common Stock. In addition, in the past, when the market price of a stock has been volatile, holders of that stock have sometimes instituted securities class action litigation against the company that issued the stock. If any of our stockholders were to bring a lawsuit against us, we could incur substantial costs defending the lawsuit or paying for settlements or damages. Such a lawsuit could also divert the time and attention of our management from our business.

Future sales of our Common Stock in the public market by our existing stockholders, or the perception that such sales might occur, could depress the market price of our Common Stock.

The market price of our Common Stock could decline as a result of sales of a large number of shares of our Common Stock in the market, and even the perception that these sales could occur may depress the market price. As of December 31, 2022, we had 19,696,006 shares of our Common Stock outstanding. Many of these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144. Shares held by affiliates of our company, which generally include our directors, officers, and certain principal stockholders, are subject to the resale limitations of Rule 144 as described below. We also may register for resale shares that are deemed to be "restricted securities" or shares held by affiliates of our company.

In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated for purposes of Rule 144, who is deemed an affiliate of our company and beneficially owns restricted securities with respect to which at least six months has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of our Common Stock and the average weekly trading volume in Common Stock during the four calendar weeks preceding such sale. Sales by affiliates under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about us. Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchase shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with specific restrictions.

Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us, or from an affiliate of ours, is entitled to sell such shares under Rule 144 without regard to any of the volume limitations or other requirements described above. Sales of substantial amounts of our Common Stock in the public market could adversely affect the market price for our Common Stock.

As of December 31, 2022, we had 4,240,803 shares of Common Stock issuable upon the exercise of outstanding stock options, DSUs, and warrants under our incentive compensation plan and other option and warrant agreements. Upon the exercise of stock options and warrants, such shares generally will be eligible for sale in the public market, except that affiliates will continue to be subject to volume limitations and other requirements of Rule 144. The issuance or sale of such shares could depress the market price of our Common Stock.

Future sales and issuances of our Common Stock or rights to purchase Common Stock by us, including pursuant to our equity incentive plan and employee stock purchase plan, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall.

We intend to issue additional securities pursuant to our equity incentive plan and our employee stock purchase plan may issue equity or convertible securities in the future. To the extent we do so, our stockholders may experience substantial dilution. We may sell Common Stock, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell Common Stock, convertible securities, or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales and new investors could gain rights superior to our existing stockholders.

Our directors, executive officers, and principal stockholders have substantial control over us and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers, and holders of more than 5% of our Common Stock, together with their affiliates, beneficially own or control a majority of our outstanding Common Stock. If these stockholders act together, including with respect to the election of specified directors as contemplated by a voting agreement among certain of them, they will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as a merger or other sale of our company or our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.

Anti-takeover provisions could impair a takeover attempt of our company even if the transaction would be beneficial to our stockholders and could make it difficult for you to change our management.

Certain provisions of our articles of incorporation and bylaws and applicable provisions of Nevada law may have the effect of rendering more difficult, delaying, or preventing an acquisition of our company, even when this would be in the best interest of our stockholders.

Our articles of incorporation and bylaws include provisions that provide for the following:

- authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

- specify that special meetings of our stockholders can be called only by our board of directors or the chairman of our board of directors;

- establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

- establish that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving three-year staggered terms;

- prohibit cumulative voting in the election of directors; and

- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

In addition, we are subject to Section 78.438 of the Nevada General Corporation Law, which generally prohibits a Nevada corporation from engaging in any of a broad range of business combinations with an interested stockholder for a period of two years following the date on which the stockholder became an interested stockholder, unless such transactions are approved by our board of directors. This provision could have the effect of delaying or preventing a change of control of our company, whether or not it is desired by or beneficial to our stockholders. In addition, other provisions of Nevada law may also discourage, delay, or prevent someone from acquiring us or merging with us.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management. Any provision of our articles of incorporation or bylaws or Nevada law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our Common Stock will be influenced by the research and reports that securities or industry analysts may publish about us, our business, our market, or our competitors. If adequate research coverage is not established or maintained on our company or if any of the analysts who may cover us downgrade our stock or publish inaccurate or unfavorable research about our business or provide relatively more favorable recommendations about our competitors, our stock price would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Since we do not expect to pay any cash dividends for the foreseeable future, our stockholders may be forced to sell their stock in order to obtain a return on their investment.

We have never declared or paid any cash dividends on our capital stock, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of our PNC Loan Agreement and the Credit Agreement restrict our ability to declare cash dividends. We plan to retain any future earnings to finance our operations and growth plans. Our credit agreement also prohibits us from paying dividends on our Common Stock. Accordingly, investors must rely on sales of shares of their Common Stock after price appreciation, which may never occur, as the only way to realize any return on their investment.

Our business could be negatively affected as a result of actions of activist stockholders, and such activism could impact the trading value of our securities.

Stockholders may, from time to time, engage in proxy solicitations or advance stockholder proposals, or otherwise attempt to effect changes and assert influence on our board of directors and management. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our board of directors could have an adverse effect on our operating results and financial condition. A proxy contest would require us to incur significant legal and advisory fees, proxy solicitation expenses and administrative and associated costs and require significant time and attention by our board of directors and management, diverting their attention from the pursuit of our business strategy. Any perceived uncertainties as to our future direction and control, our ability to execute on our strategy, or changes to the composition of our board of directors or senior management team arising from a proxy

contest could lead to the perception of a change in the direction of our business or instability which may result in the loss of potential business opportunities, make it more difficult to pursue our strategic initiatives, or limit our ability to attract and retain qualified personnel and business partners, any of which could adversely affect our business and operating results. If individuals are ultimately elected to our board of directors with a specific agenda, it may adversely affect our ability to effectively implement our business strategy and create additional value for our stockholders. We may choose to initiate, or may become subject to, litigation as a result of the proxy contest or matters arising from the proxy contest, which would serve as a further distraction to our board of directors and management and would require us to incur significant additional costs. In addition, actions such as those described above could cause significant fluctuations in our stock price based upon temporary or speculative market perceptions or other factors that do not necessarily reflect the underlying fundamentals and prospects of our business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Our executive offices are located in The Colony, Texas, where we lease approximately 16,200 square feet under a lease that expires in December 2027. We also have administrative offices in Pennsylvania, North Carolina and South Carolina. We believe that our current facilities are adequate to meet our needs for the near future and that suitable additional or alternative space will be available on commercially reasonable terms to accommodate our foreseeable future operations.

ITEM 3. LEGAL PROCEEDINGS

We may be subject to legal proceedings in the ordinary course of business. As of the date of this Annual Report on Form 10-K, we are not aware of any legal proceedings to which we are a party that we believe could have a material adverse effect on us.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our Common Stock has traded on the Nasdaq Capital Market, or Nasdaq, under the symbol "QRHC" since May 19, 2014.

As of March 1, 2023, there were 19,724,172 shares of Common Stock outstanding and approximately 95 holders of record of our Common Stock.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying in the foreseeable future, any cash dividends on our capital stock. In addition, the terms of our PNC Loan Agreement and the Credit Agreement restrict our ability to declare cash dividends. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our operating results, financial condition, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant.

Equity Compensation Plan Information

For equity compensation plan information, refer to Item 12 in Part III of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

Except as previously disclosed in the Company's filings with the SEC, there were no sales of unregistered securities for the year ended December 31, 2022.

Purchases of Equity Securities by the Issuer and Affiliate Purchasers

None

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with our consolidated financial statements and accompanying notes appearing elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements, based upon our current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors," "Forward-Looking Statements," and elsewhere in this Annual Report on Form 10-K.

Our Business

We are a national provider of waste and recycling services to customers from across multiple industry sectors that are typically larger, multi-location businesses. We create customer-specific programs and perform the related services for the collection, processing, recycling, disposal, and tracking of waste streams and recyclables. Our programs and services enable our customers to address their business, sustainability and ESG goals and responsibilities.

We believe our services are comprehensive, innovative, and cost effective. Our services are designed to enable our business customers to capture the commodity value of their waste streams and recyclables, better manage their disposal and total operating costs, enhance their management of environmental risks, enhance their legal and regulatory compliance, and achieve their business and environmental goals while maximizing the efficiency of their assets. Our services currently focus on the waste streams and recyclables from big box grocers and other specialty retailers; automotive after-market operations such as automotive maintenance, quick lube, dealerships, and collision repair; transportation, logistics, and fleet operators; manufacturing and industrial facilities; multi-family and commercial properties; restaurant chains and food operations; malls and shopping centers; and construction and demolition projects. We currently concentrate on programs for recycling motor oil and automotive lubricants, oil filters, scrap tires, oily water, goods destruction, food waste, meat renderings, cooking oil and grease trap waste, plastics, cardboard, pallet, metal, glass, mixed paper, construction debris, as well as a large variety of regulated and non-regulated solid, liquid, and gas wastes. In addition, we offer products such as antifreeze and windshield washer fluid, dumpster and compacting equipment, and other minor ancillary services.

We also provide information and data that tracks and reports the detailed transactional and environmental results of our services and provides actionable data to improve business operations. The data we generate enables our customers to address their environmental goals and responsibilities and to report to internal and external parties such as employees, investors, business partners, and governmental agencies.

Our results of operations for the year ended December 31, 2022 reflect the impact of the RWS acquisition, while the prior year only includes RWS's results from November 30, 2021 to December 31, 2021. See Note 3 to our consolidated financial statements for a discussion of this transaction.

Years Ended December 31, 2022 and 2021 Operating Results

Our consolidated financial statements include the operating activities of our company and our subsidiaries for the years ended December 31, 2022 and 2021.

The following table summarizes our operating results for the years ended December 31, 2022 and 2021:

	Years Ended December 31,	
	2022	2021
Revenue	$ 284,037,823	$ 155,715,373
Cost of revenue	235,182,337	127,009,706
Gross profit	48,855,486	28,705,667
Operating expenses:		
Selling, general, and administrative	37,800,161	21,728,886
Depreciation and amortization	9,649,966	2,469,425
Total operating expenses	47,450,127	24,198,311
Operating income	1,405,359	4,507,356
Interest expense	(7,280,741)	(2,495,130)
Income (loss) before taxes	(5,875,382)	2,012,226
Income tax expense	172,604	321,169
Net income (loss)	$ (6,047,986)	$ 1,691,057

Year Ended December 31, 2022 compared with Year Ended December 31, 2021

Global Economic Trends

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the COVID-19 pandemic resulted in widespread unemployment, economic slowdown and extreme volatility in the capital markets. Similarly, the current conflict between Ukraine and Russia has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs, including salary costs. Any significant increases in inflation and related increases in interest rates could have a material adverse effect on our business, results of operations and financial condition.

Revenue

For the year ended December 31, 2022, revenue was $284.0 million, an increase of $128.3 million, or 82.4%, compared with revenue of $155.7 million for the year ended December 31, 2021.

The increase was primarily due to increased demand including the impact of heightened customer production levels, increased services from certain new and continuing customers, increased value of recycled materials compared to a year ago, and revenue of $98.8 million for the year ended December 31, 2022, from the acquired customer base related to the business acquisitions. See Note 3 to our consolidated financial statements for a discussion of certain acquisitions during 2022 and 2021.

Cost of Revenue/Gross Profit

Cost of revenue increased to $235.2 million for the year ended December 31, 2022, from $127.0 million for the year ended December 31, 2021. The increase was primarily due to the same reasons impacting the increase in revenue including $84.7 million for the year ended December 31, 2022, from the acquired customer base related to the business acquisitions.

Gross profit increased $20.2 million to $48.9 million for the year ended December 31, 2022, from $28.7 million for the year ended December 31, 2021. Our gross profit margin was 17.2% for the year ended December 31, 2022, compared with 18.4% for the year ended December 31, 2021 . The changes in gross profit and gross profit margin for the year ended December 31, 2022, were primarily due to the net effect of the impact of increased services from certain new and continuing customers, the business operations acquired, change in the mix of services and relative gross profit margins from new and acquired customer base, increased value for certain recycled materials compared to a year ago, and reduced operations at certain other customers.

Revenue, gross profit, and gross profit margins are affected period to period by the volumes of waste and recycling materials generated by our customers, the frequency and type of services provided, the price and mix of the services provided, commodity price changes for recycled materials, the cost and mix of subcontracted services provided in any one reporting period, and the timing of acquisitions and integrations. Volumes of waste and recycling materials generated by our customers are impacted period to period based on several factors including their production or sales levels, demand of their product or services in the market, supply chain reliability, and labor force stability, among other business factors.

Operating Expenses

For the year ended December 31, 2022, operating expenses increased to $47.5 million from $24.2 million for the year ended December 31, 2021. The increase in operating expenses was primarily related to the business operations acquired and totaled $18.3 million for the year ended December 31, 2022.

Selling, general, and administrative expenses were $37.8 million and $21.7 million for the years ended December 31, 2022 and 2021, respectively, a year-over-year increase of $16.1 million. The increase primarily relates to increases in labor related expenses of $9.3 million, acquisition/integration related expenses of $1.2 million inclusive of professional fees of $0.9 million, bad debt expense of $1.2 million which was mostly related to the increase in revenue from the previous year, travel/marketing expenses of $0.6 million and other administrative expenses of $3.9 million.

Operating expenses also included depreciation and amortization of $9.6 million and $2.5 million for the years ended December 31, 2022 and 2021, respectively. The increase in depreciation and amortization was primarily related to the business operations acquired and totaled $7.9 million for the year ended December 31, 2022.

Interest Expense

For the year ended December 31, 2022, interest expense increased to $7.3 million from $2.5 million for the year ended December 31, 2021, as a result of additional borrowing related primarily to the acquisitions in 2022 and 2021 and the increases in base interest rates. We are amortizing debt issuance costs of $3.3 million and OID of $2.2 million to interest expense over the life of the related debt arrangements as discussed in Note 7 to our consolidated financial statements.

Income Taxes

We recorded a provision for income taxes of $172,604 and $321,169 for the years ended December 31, 2022 and 2021, respectively. The provision for income taxes for both periods is primarily attributable to state tax obligations based on current estimated state tax apportionments for states with no net operating loss carryforwards.

We recorded a full valuation allowance against all of our deferred tax assets ("DTAs") as of both December 31, 2022 and 2021. We intend on maintaining a full valuation allowance on our DTAs until there is sufficient evidence to support the reversal of all or some portion of these allowances. However, given our current earnings and anticipated future earnings, we believe that there is a reasonable possibility that within the next 12 to 24 months, sufficient positive evidence may become available to allow us to reach a conclusion that a significant portion of the valuation allowance will no longer be needed. Release of the valuation allowance would result in the recognition of certain DTAs and a decrease to income tax expense for the period the release is recorded. However, the exact timing and amount of the valuation allowance release are subject to change based on the level of profitability that we are able to actually achieve.

Net Income (Loss)

Net loss for the year ended December 31, 2022, was $(6.0) million compared with net income of $1.7 million for the year ended December 31, 2021. The discussions above explain the primary changes related to the change in net results.

Our operating results, including revenue, operating expenses, and operating margins, vary from period to period depending on commodity prices of recycled materials, the volumes and mix of services provided, as well as customer mix during the reporting period, and the timing of acquisitions and integrations.

Income (Loss) per Share

Net loss per basic and diluted share attributable to common stockholders was $(0.31) for the year ended December 31, 2022, compared with net income per basic and diluted share attributable to common stockholders of $0.09 and $0.08, respectively, for the year ended December 31, 2021. The basic and diluted weighted average number of shares of Common Stock outstanding was approximately 19.5 million for the year ended December 31, 2022, compared to basic and diluted weighted average number of shares of Common Stock outstanding of approximately 18.9 million and 20.7 million, respectively, for the year ended December 31, 2021.

Adjusted EBITDA

For the year ended December 31, 2022, Adjusted EBITDA, a non-GAAP financial measure, increased 51.2% to $16.4 million from $10.9 million for the year ended December 31, 2021.

We use the non-GAAP measurement of earnings before interest, taxes, depreciation, amortization, stock-related compensation charges, acquisition-related costs, and other adjustments, or "Adjusted EBITDA," to evaluate our performance. Adjusted EBITDA is a non-GAAP measure that is also frequently used by analysts, investors and other interested parties to evaluate the market value of companies considered to be in similar industries. We suggest that Adjusted EBITDA be viewed in conjunction with our reported financial results or other financial information prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). For the year ended December 31, 2022, other adjustments included earn-out adjustments, certain recruiting, severance and project costs, and certain administrative fees related to borrowings. For the year ended December 31, 2021, other adjustments included an earn-out adjustment, certain severance and recruiting costs and bank fees.

The following table reflects the reconciliation of net income (loss) to Adjusted EBITDA for the years ended December 31, 2022 and 2021:

	As Reported Years Ended December 31,	
	2022	2021
Net income (loss)	$ (6,047,986)	$ 1,691,057
Depreciation and amortization	9,966,371	2,765,059
Interest expense	7,280,741	2,495,130
Stock-based compensation expense	1,283,568	1,381,717
Acquisition, integration and related costs	3,073,636	1,843,454
Other adjustments	709,664	375,804
Income tax expense	172,604	321,169
Adjusted EBITDA	$ 16,438,598	$ 10,873,390

Adjusted Net Income and Adjusted Net Income per Diluted Share

Adjusted net income, a non-GAAP financial measure, for the year ended December 31, 2022, was $5.8 million compared with $5.6 million for the year ended December 31, 2021. We present adjusted net income and adjusted net income per diluted share, both non-GAAP financial measures, supplementally because they are widely used by investors as a valuation measure in the solid waste industry. Management uses adjusted net income and adjusted net income per diluted share as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. We provide adjusted net income to exclude the effects of items management believes impact the comparability of operating results between periods. Adjusted net income has limitations due to the fact that it excludes items that have an impact on our financial condition and results of operations. Adjusted net income and adjusted net income per diluted share are not a substitute for, and should be used in conjunction with, GAAP financial measures. Other companies may calculate these non-GAAP financial measures differently. Our adjusted net income and adjusted net income per diluted share for the years ended December 31, 2022 and 2021, are calculated as follows:

	Years Ended December 31,	
	2022	2021
Reported net income (loss) [a]	$ (6,047,986)	$ 1,691,057
Adjustments:		
Amortization of intangibles [b]	8,839,228	1,952,036
Acquisition, integration and related costs [c]	3,073,636	1,843,454
Other adjustments [d]	(113,745)	116,000
Adjusted net income	$ 5,751,133	$ 5,602,547
Diluted earnings per share:		
Reported net income (loss)	$ (0.31)	$ 0.08
Adjusted net income	$ 0.26	$ 0.27
Weighted average number of common shares outstanding:		
Diluted [e]	21,817,901	20,735,017

[a] Applicable to common stockholders
[b] Reflects the elimination of the non-cash amortization of acquisition-related intangible assets
[c] Reflects the add back of acquisition/integration related transaction costs
[d] Reflects adjustments to earn-out fair value
[e] Reflects adjustment for dilution as adjusted net income is positive

Liquidity and Capital Resources

As of December 31, 2022, we had working capital of $19.7 million, including $9.6 million of cash and cash equivalents, compared with working capital of $12.6 million, including cash and cash equivalents of $8.4 million, as of December 31, 2021.

We derive our primary sources of funds for conducting our business activities from operating revenues; borrowings under our credit facilities; and the placement of our equity securities to investors. We require working capital primarily to carry accounts receivable, service debt, purchase capital assets, fund operating expenses, address unanticipated competitive threats or technical problems, withstand adverse economic conditions, fund potential acquisition transactions, and pursue goals and strategies.

We believe our existing cash and cash equivalents of $9.6 million, our borrowing capacity under our $25.0 million ABL Facility, and cash expected to be generated from operations will be sufficient to fund our operations for the next 12 months and thereafter for the foreseeable future.

As discussed in Note 7 to our consolidated financial statements, we entered into the PNC Loan Agreement which provides for an asset-based revolving credit facility of up to $25.0 million and an equipment loan facility in the maximum principal amount of $2.0 million. Our known current- and long-term uses of cash include, among other possible demands, capital expenditures, lease payments and repayments to service debt and other long-term obligations. We have no agreements, commitments, or understandings with respect to any such placements of our securities and any such placements could be dilutive to our stockholders.

On October 19, 2020, we and certain of our domestic subsidiaries entered into the Monroe Credit Agreement. Among other things, the Credit Agreement, as amended, provides for the following:

- A senior secured term loan facility in the principal amount of $61.2 million as of December 31, 2022. The senior secured term loan accrues interest at the London Inter-Bank Offered Rate ("LIBOR") or the Secured Overnight Financing Rate ("SOFR") for LIBOR/SOFR Loans plus the Applicable Margin; provided, that if the provision of LIBOR/SOFR Loans becomes unlawful or unavailable, then interest will be payable at a rate per annum equal to the Base Rate from time to time in effect plus the Applicable Margin for Base Rate Loans. The maturity date of the term loan facility is October 19, 2025 (the "Maturity Date"). The senior secured term loan will amortize in aggregate annual amounts equal to 1.00% of the original principal amount of the senior secured term loan facility with the balance payable on the Maturity Date. Proceeds of the senior secured term loan are permitted to be used for Permitted Acquisitions (as defined in the Credit Agreement).

- A delayed draw term loan facility in the maximum principal amount of $12.5 million. Loans under the delayed draw term loan facility may be requested at any time until March 31, 2023. Pricing and maturity for the outstanding principal amount of the delayed draw term loan shall be the same as for the senior secured term loan. Proceeds of the delayed draw term loan are to be used for Permitted Acquisitions.

- An accordion term loan facility in the maximum principal amount of $5.3 million. Loans under the accordion loan facility may be requested at any time until the Maturity Date. Each accordion term loan shall be on the same terms as those applicable to the senior secured term loan. Proceeds of accordion term loans are permitted to be used for Permitted Acquisitions.

Certain of the Company's domestic subsidiaries are the borrowers under the Credit Agreement. The Company is the guarantor under the Credit Agreement. As security for the obligations of the borrowers under the Credit Agreement, (i) the borrowers under the Credit Agreement have granted a first priority lien on substantially all of their tangible and intangible personal property, including a pledge of the capital stock and membership interests, as applicable, of certain of the Company's direct and indirect subsidiaries, and (ii) the guarantors under the Credit Agreement have granted a first priority lien on the capital stock and membership interests, as applicable, of the Company's direct and indirect domestic subsidiaries.

The Credit Agreement contains certain financial covenants, including a minimum fixed charge coverage ratio and a senior net leverage ratio. In addition, the Credit Agreement contains negative covenants limiting, among other things, additional indebtedness, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, prepayments of debt, mergers and acquisitions, and other matter customarily restricted in such agreements. The Credit Agreement also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, change of control, and failure of any guaranty or security document supporting the Credit Agreement to be in full force and effect. Upon the occurrence of an event of default, the outstanding obligations under the Credit Agreement may be accelerated and become immediately due and payable. The foregoing is a summary only and does not purport to be a complete description of all the terms, provisions, covenants and agreements contained in the Credit Agreement and is subject to and qualified in its entirety by reference to the full text of the Credit Agreement.

Cash Flows

The following discussion relates to the major components of our cash flows.

Cash Flows from Operating Activities

Net cash used in operating activities was $(2.3) million for the year ended December 31, 2022, compared with net cash provided by operating activities of $2.6 million for the year ended December 31, 2021.

Net cash used in operating activities for the year ended December 31, 2022, related primarily to the net effect of the following:

- net loss of $(6.0) million;

- non-cash items of $14.3 million, which related primarily to depreciation, amortization of intangible assets and debt issuance costs, provision for doubtful accounts, and stock-based compensation; and

- cash used in the net change in operating assets and liabilities of $10.6 million, primarily associated with relative changes in accounts receivable, accounts payable, and accrued liabilities.

Net cash provided by operating activities for the year ended December 31, 2021, related primarily to the net effect of the following:

- net income of $1.7 million;

- non-cash items of $5.2 million, which related primarily to depreciation, amortization of intangible assets and debt issuance costs, provision for doubtful accounts, and stock-based compensation; and

- cash used in the net change in operating assets and liabilities of $4.4 million, primarily associated with relative changes in accounts receivable, accounts payable, and accrued liabilities.

Our business, including revenue, operating expenses, and operating margins, may vary depending on the blend of services we provide to our customers, the terms of customer contracts, commodity contracts, and our business volume levels. Fluctuations in net accounts receivable are generally attributable to a variety of factors including, but not limited to, the timing of cash receipts from customers, and the inception, increase, modification, or termination of customer relationships. Our operating activities may require additional cash in the future from our debt facilities and/or equity financings depending on the level of our operations.

Cash Flows from Investing Activities

Cash used in investing activities for the year ended December 31, 2022, was $4.3 million and primarily related to the $3.1 million net purchase of the assets of a Northeast-based independent environmental services company on February 10, 2022, which was partially offset by a $500,000 purchase price adjustment of a prior year acquisition. Cash used for the year ended December 31, 2021, was $16.9 million and related mainly to $16.3 million paid for acquisitions. Other investing activities are primarily from purchases of property and equipment and intangible assets such as software development.

Cash Flows from Financing Activities

Net cash provided by financing activities was $7.8 million for the year ended December 31, 2022, primarily from borrowings of $3.5 million from the Credit Agreement with Monroe Capital used to finance the February 2022 acquisition of an independent environmental services company, net borrowings of $5.0 million on our ABL Facility, and $933,000 proceeds from stock option exercises and shares issued under our 2014 Employee Stock Purchase Plan, partially offset by $1.4 million repayments of notes payable. Net cash provided by financing activities was $15.3 million for the year ended December 31, 2021 , primarily related to borrowings of $12.5 million from the Credit Agreement with Monroe Capital and net borrowings of $2.9 million on our ABL Facility. See Note 7 to our consolidated financial statements for a discussion of the ABL Facility and other notes payable.

Inflation

Although the overall economy has experienced some inflationary pressures, we do not believe that inflation had a material impact on us during the years ended December 31, 2022 and 2021. We believe that current inflationary increases in costs, such as fuel, labor, and certain capital items, can be addressed by our flexible pricing structures and cost recovery fees allowing us to recover certain of the cost of inflation from our customer base. Consistent with industry practice, many of our contracts allow us to pass through certain costs to our customers or adjust pricing. Although we believe that we should be able to offset many cost increases that result from inflation in the ordinary course of business, we may be required to absorb at least part of these costs increases due to competitive pressures or delays in timing of rate increases. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation and increases in interest rates.

Critical Accounting Estimates and Policies

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include carrying amounts of accounts receivable, goodwill and other intangible assets, deferred taxes and the fair value of assets and liabilities acquired in business acquisitions and

stock-based compensation expense. We base our estimates on historical experience, our observance of trends in particular areas, and information or valuations and various other assumptions that we believe to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from amounts previously estimated.

We believe that of our significant accounting policies, the following may involve a higher degree of judgment and complexity.

Collectability of Accounts Receivable

Our accounts receivable consists primarily of amounts due from customers for the performance of services, and we record the amount net of an allowance for doubtful accounts. To record our accounts receivable at their net realizable value, we assess their collectability, which requires a considerable amount of judgment. We perform a detailed analysis of the aging of our receivables, the credit worthiness of our customers, our historical bad debts, and other adjustments. If economic, industry, or customer specific business trends worsen, we increase the allowance for uncollectible accounts by recording additional expense in the period in which we become aware of the new conditions.

Impairment of Goodwill and Other Intangible Assets

In accordance with Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other,* we perform goodwill impairment testing at least annually during the third quarter, unless indicators of impairment exist in interim periods. Our test of goodwill impairment included assessing qualitative factors and the use of judgment in evaluating economic conditions, industry and market conditions, cost factors, and entity-specific events such as market capitalization as compared to book value. The impairment test for goodwill compares the estimated fair value of a reporting unit with goodwill to its carrying value. If the carrying amount of a reporting unit's goodwill exceeds the fair value of its goodwill, we recognize an impairment loss equal to the excess, not to exceed the total amount of recorded goodwill.

In addition to the required goodwill impairment analysis, we also review the recoverability of our net intangible assets with finite lives when an indicator of impairment exists. Based on our analysis of estimated undiscounted future cash flows expected to result from the use of these net intangibles with finite lives, we determine if we will recover their carrying values as of the test date. If not recoverable, we record an impairment charge. We performed our most recent goodwill impairment analysis in the third quarter of 2022 with no impairment recorded.

Stock Options

We estimate the fair value of stock options using the Black-Scholes-Merton valuation model. Significant assumptions used in the calculation were determined as follows:

- We determine the expected term under the simplified method using an average of the contractual term and vesting period of the award as appropriate statistical data required to properly estimate the expected term was not available;

- We measure the expected volatility using the historical daily changes in the market price of our Common Stock; and

- We approximate the risk-free interest rate using the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards.

Income Taxes

We use the asset and liability method to account for income taxes. We use significant judgment in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. We then assess the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, we establish a valuation allowance. To the extent we establish or increase a valuation allowance in a period, we include an adjustment within the tax provision of our consolidated statements of operations. As of December 31, 2022 and 2021, we had established a full valuation allowance for all deferred tax assets.

As of December 31, 2022 and 2021, we did not recognize any assets or liabilities relative to uncertain tax positions, nor do we anticipate any significant unrecognized tax benefits will be recorded during the next 12 months. We recognize any interest or penalties related to unrecognized tax benefits in income tax expense. Since there are no unrecognized tax benefits as a result of tax positions taken, there are no accrued penalties or interest.

Business Combinations

We account for acquisitions in accordance with ASC Topic 805, *Business Combinations*. In purchase accounting, identifiable assets acquired and liabilities assumed are recognized at their estimated fair values at the acquisition date, and any remaining purchase price is recorded as goodwill. In determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, particularly with respect to long-lived tangible and intangible assets. Critical estimates used in valuing tangible and intangible assets include, but are not limited to, future expected cash flows, discount rates, market prices and asset lives.

Our consolidated financial statements include the results of operations from the date of the acquisition.

We expense all acquisition-related costs as incurred in selling, general and administrative expenses in the consolidated statements of operations.

Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, deferred revenue, and notes payable. We do not believe that we are exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values using Level 3 inputs, based on their short maturities or, for long-term portions of notes payable, based on borrowing rates currently available to us for loans with similar terms and maturities.

Recently Issued Accounting Pronouncements

See Note 2 to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet debt or similar obligations. We have no transactions or obligations with related parties that are not disclosed, consolidated into, or reflected in our reported results of operations or financial position. We do not guarantee any third-party debt.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to our consolidated financial statements, the notes thereto, and the report thereon, commencing on page F-1 of this Annual Report on Form 10-K, which consolidated financial statements, notes, and report are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework (2013)*. Based on such evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our independent registered public accounting firm pursuant to rules of the SEC that permit us to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting identified by management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, misstatements, errors, and instances of fraud, if any, within our company have been or will be prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls also can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls effectiveness to future periods are subject to risks. Over time, internal controls may become inadequate as a result of changes in conditions, or through the deterioration of the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our Board of Directors has adopted charters for the Audit, Compensation, and Nominations and Corporate Governance Committees describing the authority and responsibilities delegated to each committee by our Board of Directors. Our Board of Directors has also adopted Corporate Governance Guidelines, Code of Conduct that applies to all of our directors, officers, and employees, including our principal executive officer and principal financial and accounting officer, and a Code of Ethics for the CEO and Senior Financial Officers. We post on our website, at *https://investors.qrhc.com*, the charters of our Audit, Compensation, and Nominations and Corporate Governance Committees; our Corporate Governance Guidelines, Code of Conduct, and Code of Ethics for the CEO and Senior Financial Officers, and any amendments or waivers thereto; and any other corporate governance materials specified by SEC regulations. These documents are also available in print, free of charge, to any stockholder requesting a copy in writing from our Secretary at the address of our executive offices.

The remainder of the information required by this Item is incorporated by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2023 Annual Meeting of Stockholders.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2023 Annual Meeting of Stockholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2023 Annual Meeting of Stockholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2023 Annual Meeting of Stockholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act for our 2023 Annual Meeting of Stockholders.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) Financial Statements and Financial Statement Schedules

1. Consolidated Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this Annual Report on Form 10-K.

2. Other schedules are omitted because they are not applicable, not required, or because required information is included in the Consolidated Financial Statements or notes thereto.

b) Exhibits

Exhibit No.	Exhibit
2.1	Asset Purchase Agreement, dated as of October 19, 2020, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC, Green Remedies Waste and Recycling, Inc. and Alan Allred (1)
3.1(b)	Third Amended and Restated Articles of Incorporation of Quest Resource Holding Corporation (2)
3.2(a)	Second Amended and Restated Bylaws of Quest Resource Holding Corporation, as amended (3)
3.2(b)	Amendment to Second Amended and Restated Bylaws of Quest Resource Holdings Corporation, as amended (4)
4.1	Description of Registered Securities (5)
4.2	Promissory Note, dated as of October 19, 2020, by Quest Resource Holding Corporation in favor of Green Remedies Waste and Recycling, Inc. (6)
4.3	Form of Warrant to Purchase an Aggregate of 500,000 Shares (7)
4.4	Form of Warrant to Purchase an Aggregate of 350,000 Shares (8)
10.5(e)†	2012 Incentive Compensation Plan, as amended and restated (9)
10.5(f)†	Form of Non-Qualified Stock Option Agreement (10)
10.5(g)†	Form of Incentive Stock Option Agreement (11)
10.6†	Form of Indemnity Agreement by and between Infinity Resources Holdings Corp. and each of its directors and executive officers (12)
10.20†	Severance and Change in Control Agreement, dated as of November 7, 2014, by and between Quest Resource Holding Corporation and Laurie L. Latham (13)
10.21†	2014 Employee Stock Purchase Plan (14)
10.23†	Amended and Restated Severance and Change in Control Agreement, dated as of June 29, 2021 by and between Quest Resource Holding Corporation and S. Ray Hatch (15)
10.24†	Executive Agreement, dated as of February 15, 2017, by and between Quest Resource Holding Corporation and David P. Sweitzer (16)
10.25	Loan, Security and Guaranty Agreement, dated as of February 24, 2017, by and among Citizens Bank, National Association, Quest Resource Management Group, LLC, Landfill Diversion Innovations, LLC, Quest Resource Holding Corporation, and Earth911, Inc. (17)
10.26	Voting Agreement, dated April 11, 2019, by and among Mitchell A. Saltz, Jeffrey D. Forte, Brian Dick, Hampstead Park Capital Management, LLC, and Quest Resource Holding Corporation (18)
10.27†	Amendment to 2012 Incentive Compensation Plan (19)
10.28†	Form of Quest Resource Holding Corporation Deferred Stock Unit Agreement (20)
10.29	Note, dated April 30, 2020, issued by Quest Resource Management Group LLC to BMO Harris Bank National Association (21)

10.30	Loan, Security and Guaranty Agreement, dated August 5, 2020, by and among BBVA USA, Quest Resource Management Group, LLC, Landfill Diversion Innovations, L.L.C., Quest Resource Holding Corporation and Quest Sustainability Services, Inc. (22)
10.31	Credit Agreement, dated as of October 19, 2020, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC and each of its Affiliates that are or many from time to time become parties thereto, the financial institutions that are or may from time to time become parties thereto, and Monroe Capital Management Advisors, LLC, as administrative agent for the lenders (23)
10.32	Joinder and First Amendment to Loan, Security and Guaranty Agreement, dated as of October 19, 2020, by and among BBVA USA, Quest Resource Management Group, LLC, Landfill Diversion Innovations, L.L.C., Quest Resource Holding Corporation, Quest Sustainability Services, Inc., Youchange, Inc., Quest Vertigent Corporation, Quest Vertigent One, LLC, and Global Alerts, LLC (24)
10.33	Joinder and Second Amendment to Loan, Security and Guaranty Agreement, dated as of December 7, 2021, by and among PNC Bank, National Association, Quest Resource Management Group, LLC, Landfill Diversion Innovations, L.L.C., Quest Resource Holding Corporation, Quest Sustainability Services, Inc., Youchange, Inc., Quest Vertigent Corporation, Quest Vertigent One, LLC, Global Alerts, LLC, RWS Facility Services, LLC and Sustainable Solutions Group, LLC (25)
10.34	Third Amendment to Loan, Security and Guaranty Agreement, dated as of December 2, 2022, by and among PNC Bank, National Association, Quest Resource Management Group, LLC, Landfill Diversion Innovations, L.L.C., RWS Facility Services, LLC, Sustainable Solutions Group, LLC, Quest Resource Holding Corporation, Quest Sustainability Services, Inc., Youchange, Inc., Quest Vertigent Corporation, Quest Vertigent One, LLC, Global Alerts, LLC and Sequoia Waste Management Solutions, LLC (26)
10.35	First Amendment to Credit Agreement, dated September 3, 2021, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC and each of its Affiliates that are or may from time to time become parties thereto, the financial institutions that are or may from time to time become parties thereto, and Monroe Capital Management Advisors, LLC as administrative agent for the lenders (27)
10.36	Second Amendment to Credit Agreement, dated December 1, 2021, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC and each of its Affiliates that are or may from time to time become parties thereto, the financial institutions that are or may from time to time become parties thereto, and Monroe Capital Management Advisors, LLC as administrative agent for the lenders (28)
10.37	Third Amendment to Credit Agreement, dated December 7, 2021, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC and each of its Affiliates that are or may from time to time become parties thereto, the financial institutions that are or may from time to time become parties thereto, and Monroe Capital Management Advisors, LLC as administrative agent for the lenders (29)
10.38	Fourth Amendment to Credit Agreement, dated December 2, 2022, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC and each of its Affiliates that are or may from time to time become parties thereto, the financial institutions that are or may from time to time become parties thereto, and Monroe Capital Management Advisors, LLC, as administrative agent for the lenders (30)
10.39	Consideration Agreement, dated as of October 19, 2020, by and between Quest Resource Holding Corporation, Green Remedies Waste and Recycling, Inc. and Alan Allred (31)
10.40†	Employment Agreement, dated as of October 19, 2020, by and between Quest Resource Management Group, LLC and Alan Allred (32)
10.41	Intercreditor Agreement, dated as of October 19, 2020, by and between BBVA, USA and Monroe Capital Management Advisors, LLC (33)
10.42	First Amendment to Intercreditor Agreement, dated as of December 2, 2022, by and between PNC Bank, National Association and Monroe Capital Management Advisors, LLC (34)
10.43	Letter Agreement, dated as of October 19, 2020, between Quest Resource Holding Corporation and the holders of the Warrants (35)
10.44	Asset Purchase Agreement, dated December 3, 2021 but effective as of November 30, 2021, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC, InStream Environmental, LLC, John Little, Larry Seay and Joel Powell (36)

10.45	Membership Interest Purchase Agreement, dated December 7, 2021 but effective as of November 30, 2021, by and among Quest Sustainability Services, Inc., Rome Holdings, LLC, M&A Business Consulting, Inc. and solely for purposes of Section 5.3(a) therein, Anthony J. DiIenno, Sr., RWS Investors, LLC and ATAR RWS Investors, LLC (37)
10.46	Mutual Separation Agreement and Release, dated April 22, 2022, by and between the Company and Laurie L. Latham (38)
10.47	Offer Letter, dated October 7, 2022, between Quest Resource Holding Corporation and Brett Johnston (39)
10.48	Letter Agreement, dated August 9, 2022, by and among Quest Resource Holding Corporation, Quest Resource Management Group, LLC and each of its Affiliates that are or may from time to time become parties thereto, the financial institutions that are or may from time to time become parties thereto, and Monroe Capital Management Advisors, LLC as administrative agent for the lenders (40)
21.1	List of Subsidiaries
23.1	Consent of Semple, Marchal and Cooper, LLP, independent registered public accounting firm
24.1	Power of Attorney (included on the signature page of this Annual Report on Form 10-K)
31.1	Certification of Principal Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Principal Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Interactive Data Files formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets as of December 31, 2022 and 2021; (ii) Consolidated Statements of Operations for the years ended December 31, 2022 and 2021; (iii) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021; and (v) Notes to Consolidated Financial Statements
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)

---

(1) Filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(2) Filed as Exhibit 3.1(b) to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2016.

(3) Filed as Exhibit 3.2(a) to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2019.

(4) Filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2020.

(5) Filed as Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019.

(6) Filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(7) Filed as Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(8) Filed as Exhibit 4.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(9) Filed as Exhibit 10 to the Registrant's Statement on Form S-8 filed with the Securities and Exchange Commission on July 13, 2018.

(10) Filed as Exhibit 10.5(f) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

(11)	Filed as Exhibit 10.5(g) to the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2013.

(12)	Filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 23, 2012.

(13)	Filed as Exhibit 10.20 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 12, 2014.

(14)	Filed as Exhibit 10.21 to the Registrant's Registration Statement on Form S-8 filed with the Securities and Exchange Commission on November 14, 2014.

(15)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 2, 2021.

(16)	Filed as Exhibit 10.24 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 17, 2017.

(17)	Filed as Exhibit 10.25 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 27, 2017.

(18)	Filed as Exhibit 10.26 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 12, 2019.

(19)	Filed as Exhibit 10.27 to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2019.

(20)	Filed as Exhibit 99 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 6, 2019.

(21)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2020.

(22)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2020.

(23)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(24)	Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(25)	Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2021.

(26)	Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022.

(27)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2021.

(28)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2021.

(29)	Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2021.

(30)	Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022.

(31)	Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(32)	Filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(33)	Filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(34) Filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2022.

(35) Filed as Exhibit 10.6 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 20, 2020.

(36) Filed as Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2021.

(37) Filed as Exhibit 2.2 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2021.

(38) Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 26, 2022.

(39) Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 12, 2022.

(40) Filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022.

† Indicates management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST RESOURCE HOLDING CORPORATION

Dated: March 23, 2023   By: /s/ S. Ray Hatch
                                             S. Ray Hatch
                                             President and Chief Executive Officer

QUEST RESOURCE HOLDING CORPORATION

Dated: March 23, 2023   By: /s/ Brett W. Johnston
                                             Brett W. Johnston
                                             Senior Vice President and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints S. Ray Hatch and Brett W. Johnston, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing required and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ S. Ray Hatch S. Ray Hatch	President and Chief Executive Officer (Principal Executive Officer) and Director	March 23, 2023
/s/ Brett W. Johnston Brett W. Johnston	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 23, 2023
/s/ Daniel M. Friedberg Daniel M. Friedberg	Chairman of the Board of Directors	March 23, 2023
/s/ Glenn A. Culpepper Glenn A. Culpepper	Director	March 23, 2023
/s/ Ronald L. Miller, Jr. Ronald L. Miller, Jr.	Director	March 23, 2023
/s/ Stephen A. Nolan Stephen A. Nolan	Director	March 23, 2023
/s/ Sarah R. Tomolonius Sarah R. Tomolonius	Director	March 23, 2023

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS
QUEST RESOURCE HOLDING CORPORATION AND SUBSIDIARIES

SEMPLE, MARCHAL & COOPER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

3101 NORTH CENTRAL AVENUE, SUITE 1600, PHOENIX, ARIZONA 85012

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Quest Resource Holding Corporation and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Quest Resource Holding Corporation (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill

Description of the Matter

As described in Note 6 to the consolidated financial statements, the Company has $84.3 million of goodwill as of December 31, 2022, and the Company has determined that there has been no impairment.

We identified the Company's carrying value of goodwill as a critical audit matter because subjective auditor judgment was required in performing procedures over certain assumptions used to estimate the fair value of the Company, in order to support the carrying value of the goodwill. Those assumptions included the Company's market capitalization, as well as its current EBITDA and projections for future periods. The evaluation of these assumptions was challenging due to the subjective nature of the assumptions. Additionally, differences in judgment used to determine these assumptions could have a significant effect on the estimated carrying value of goodwill. These assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

The primary procedures we performed to address this critical audit matter included the following. We reviewed management's analysis of indicators of impairment as of December 31, 2022 in consideration of the current operating loss, as well as EBITDA calculations and projections for future periods. We considered the Company's historic trends and the industry outlook. We reviewed the Company's market capitalization in comparison to the carrying value of net assets, noting market capitalization exceeded net asset carrying value.

Semple, Marchal + Cooper, LLP

Certified Public Accountants

We have served as the Company's auditor since 2010.

Phoenix, Arizona
March 23, 2023

QUEST RESOURCE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

| | December 31, | |
	2022	2021
ASSETS		
Current assets:		
Cash and cash equivalents	$ 9,563,709	$ 8,427,858
Accounts receivable, less allowance for doubtful accounts of $2,176,010 and $840,522 as of December 31, 2022 and 2021, respectively	45,891,144	39,948,973
Prepaid expenses and other current assets	2,310,423	1,952,566
Total current assets	57,765,276	50,329,397
Goodwill	84,258,206	80,621,503
Intangible assets, net	33,556,340	39,118,940
Property and equipment, net, and other assets	5,911,227	5,596,566
Total assets	$ 181,491,049	$ 175,666,406
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 32,207,461	$ 30,195,696
Other current liabilities	4,688,605	6,195,170
Current portion of notes payable	1,158,800	1,329,109
Total current liabilities	38,054,866	37,719,975
Notes payable, net	70,572,891	62,409,201
Other long-term liabilities, net	1,724,244	1,908,966
Total liabilities	110,352,001	102,038,142
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued or outstanding as of December 31, 2022 and 2021	—	—
Common stock, $0.001 par value, 200,000,000 shares authorized, 19,696,006 and 19,045,988 shares issued and outstanding as of December 31, 2022 and 2021, respectively	19,696	19,046
Additional paid-in capital	173,876,319	170,318,199
Accumulated deficit	(102,756,967)	(96,708,981)
Total stockholders' equity	71,139,048	73,628,264
Total liabilities and stockholders' equity	$ 181,491,049	$ 175,666,406

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2022	2021
Revenue	$ 284,037,823	$ 155,715,373
Cost of revenue	235,182,337	127,009,706
Gross profit	48,855,486	28,705,667
Operating expenses:		
Selling, general, and administrative	37,800,161	21,728,886
Depreciation and amortization	9,649,966	2,469,425
Total operating expenses	47,450,127	24,198,311
Operating income	1,405,359	4,507,356
Interest expense	(7,280,741)	(2,495,130)
Income (loss) before taxes	(5,875,382)	2,012,226
Income tax expense	172,604	321,169
Net income (loss)	$ (6,047,986)	$ 1,691,057
Net income (loss) per share applicable to common shareholders		
Basic	$ (0.31)	$ 0.09
Diluted	$ (0.31)	$ 0.08
Weighted average number of common shares outstanding		
Basic	19,473,786	18,885,714
Diluted	19,473,786	20,735,017

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Par Value	Paid-in Capital	Deficit	Equity
Balance, December 31, 2020	**18,413,419**	**$ 18,413**	**$166,424,597**	**$ (98,400,038)**	**$ 68,042,972**
Stock-based compensation	—	—	1,381,717	—	1,381,717
Release of deferred stock units	7,742	8	(8)	—	—
Shares issued for Employee Stock Purchase Plan options	47,979	48	108,758	—	108,806
Stock option and warrant exercises	358,261	358	525,259	—	525,617
Warrant issued with note payable	—	—	535,970	—	535,970
Stock issued for seller consideration	218,587	219	1,341,906	—	1,342,125
Net income	—	—	—	1,691,057	1,691,057
Balance, December 31, 2021	**19,045,988**	**19,046**	**170,318,199**	**(96,708,981)**	**73,628,264**
Stock-based compensation	—	—	1,283,568	—	1,283,568
Release of deferred stock units	28,650	29	(29)	—	—
Shares issued for Employee Stock Purchase Plan options	40,851	41	176,701	—	176,742
Stock option exercises	414,001	414	755,921	—	756,335
Stock issued for seller consideration	166,516	166	1,341,959	—	1,342,125
Net loss	—	—	—	(6,047,986)	(6,047,986)
Balance, December 31, 2022	**19,696,006**	**$ 19,696**	**$173,876,319**	**$(102,756,967)**	**$ 71,139,048**

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE HOLDING CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31, 2022	2021
Cash flows from operating activities:		
Net income (loss)	$ (6,047,986)	$ 1,691,057
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	744,858	484,558
Amortization of intangibles	9,221,513	2,280,501
Amortization of debt issuance costs and discounts	1,278,092	873,137
Provision for doubtful accounts	1,737,169	213,158
Stock-based compensation	1,283,568	1,381,717
Changes in operating assets and liabilities:		
Accounts receivable	(4,175,117)	(11,681,606)
Prepaid expenses and other current assets	(355,221)	(476,597)
Security deposits and other assets	(389,867)	(1,077,959)
Accounts payable and accrued liabilities	(5,310,484)	7,199,323
Other liabilities	(326,929)	1,678,649
Net cash provided by (used in) operating activities	(2,340,404)	2,565,938
Cash flows from investing activities:		
Purchase of property and equipment	(836,043)	(545,058)
Purchase of intangible assets	(858,913)	(91,111)
Acquisitions, net of cash acquired	(2,636,127)	(16,291,854)
Net cash used in investing activities	(4,331,083)	(16,928,023)
Cash flows from financing activities:		
Proceeds from credit facilities	80,550,435	72,232,381
Repayments of credit facilities	(75,547,138)	(69,296,978)
Proceeds from long-term debt	3,500,000	12,500,000
Repayments of long-term debt	(1,414,486)	(758,643)
Debt issuance costs	(214,550)	(37,500)
Proceeds from stock option exercises	756,335	525,617
Proceeds from shares issued for Employee Stock Purchase Plan	176,742	108,806
Net cash provided by financing activities	7,807,338	15,273,683
Net increase in cash and cash equivalents	1,135,851	911,598
Cash and cash equivalents at beginning of period	8,427,858	7,516,260
Cash and cash equivalents at end of period	$ 9,563,709	$ 8,427,858

The accompanying notes are an integral part of these consolidated financial statements.

QUEST RESOURCE HOLDING CORPORATION AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

1. The Company and Description of Business

The accompanying consolidated financial statements include the accounts of Quest Resource Holding Corporation ("QRHC") and its subsidiaries, Quest Resource Management Group, LLC ("Quest"), Landfill Diversion Innovations, LLC ("LDI"), Youchange, Inc. ("Youchange"), Quest Vertigent Corporation ("QVC"), Quest Vertigent One, LLC ("QV One"), Quest Sustainability Services, Inc. ("QSS"), RWS Facility Services, LLC ("RWS"), Sustainable Solutions Group, LLC ("SSG"), and Sequoia Waste Management Solutions, LLC ("Sequoia") (collectively, "we," "us," or "our company").

Operations

We are a national provider of waste and recycling services to customers from across multiple industry sectors that are typically larger, multi-location businesses. We create customer-specific programs and perform the related services for the collection, processing, recycling, disposal, and tracking of waste streams and recyclables. In addition, we offer products such as antifreeze and windshield washer fluid and other minor ancillary services. We also provide information and data that tracks and reports the detailed transactional and environmental results of our services and provides actionable data to improve business operations. The data we generate also enables our customers to address their environmental and sustainability goals and responsibilities. Our principal office is located in The Colony, Texas within the Dallas metroplex.

We made significant strategic acquisitions in 2021, including the November 30, 2021 acquisition of the membership interests of RWS, a Chadds Ford, PA-based environmental services company. On February 10, 2022, we acquired an independent environmental services company that primarily services customers in the northeast region of the United States. See Note 3 for more information regarding the acquisitions.

2. Summary of Significant Accounting Policies

Principles of Presentation and Consolidation

The consolidated financial statements included herein have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). The accompanying consolidated financial statements include the operating activity of QRHC and its subsidiaries for the years ended December 31, 2022 and 2021.

Certain prior period balances have been reclassified to conform to the current year's financial statement presentation. These reclassifications had no impact on previously reported results of operations or stockholders' equity.

As Quest, LDI, Youchange, QVC, QV One, QSS, RWS, SSG and Sequoia each operate as environmental-based service companies, we did not deem segment reporting necessary.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could materially differ from those estimates.

We use significant estimates when accounting for the carrying amounts of accounts receivable, goodwill and other intangible assets, deferred taxes, and the fair value of assets and liabilities acquired in business acquisitions and stock-based compensation expense, all of which are discussed in their respective notes to the consolidated financial statements.

Revenue Recognition

We recognize revenue as services are performed or products are delivered. For example, we recognize revenue as waste and recyclable material are collected or when products are delivered. We recognize revenue net of any contracted pricing discounts or rebate arrangements.

We generally recognize revenue for the gross amount of consideration received as we are generally the primary obligor (or principal) in our contracts with customers as we hold complete responsibility to the customer for contract fulfillment. In situations in which we are not primarily obligated, we do not have credit risk, or we determine amounts earned using fixed percentage payment schedules, we record the revenue net of certain cost amounts. We record amounts collected from customers for sales tax on a net basis.

Cash and Cash Equivalents

We consider all highly liquid instruments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable

We follow the allowance method of recognizing uncollectible accounts receivable, which recognizes bad debt expense based on a review of the individual accounts outstanding and our prior history of uncollectible accounts receivable. We extend credit based on an evaluation of each customer's financial condition, and our receivables are generally unsecured. Accounts receivable are stated net of an allowance for doubtful accounts in the consolidated balance sheets. We consider accounts past due if outstanding longer than contractual payment terms. We record an allowance based on consideration of a number of factors, including the length of time trade accounts are past due, our previous loss history, the creditworthiness of individual customers, economic conditions affecting specific customer industries, and economic conditions in general. We charge-off accounts receivable after all reasonable collection efforts have been exhausted. We credit payments subsequently received on such receivables to bad debt expense in the period we receive the payment.

As of December 31, 2022 and 2021, we had established an allowance of $2,176,010 and $840,522, respectively, for potentially uncollectible accounts receivable. We record delinquent finance charges on outstanding accounts receivable only if they are collected.

The changes in our allowance for doubtful accounts for the years ended December 31, 2022 and 2021, were as follows:

| | Years ended December 31, | |
	2022	2021
Beginning balance	$ 840,522	$ 935,261
Bad debt expense	1,737,169	213,158
Uncollectible accounts written off, net	(401,681)	(307,897)
Ending balance	$ 2,176,010	$ 840,522

Fair Value Measurements

Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

> Level 1: Quoted prices in active markets for identical assets or liabilities;

> Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; and

> Level 3: Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimate of assumptions that market participants would use in pricing the asset or liability.

Property and Equipment

We record property and equipment at cost. We provide for depreciation on the straight-line method, over the estimated useful lives of the assets. We amortize leasehold improvements over the shorter of the estimated useful life or the remaining term of the related leases. We charge expenditures for repairs and maintenance to operations as incurred; we capitalize renewals and betterments when they extend the useful life of the asset. We record gains and losses on the disposition of property and equipment in the period incurred. We report assets held for sale, if any, at the lower of the carrying amount or fair value less costs to sell.

The useful lives of property and equipment for purposes of computing depreciation are as follows:

Computer equipment	3 to 5 years
Office furniture and fixtures	5 to 7 years
Machinery and equipment	5 to 7 years
Leasehold improvements	5 to 7 years

Impairment of Long-Lived Assets

We analyze long-lived assets, including property and equipment and definite-lived intangible assets, which are held and used in our operations, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We review the amortization method and estimated period of useful life at least at each balance sheet date. We record the effects of any revision to operations when the change arises. We recognize impairment when the estimated undiscounted cash flow generated by those assets is less than the carrying amounts of such assets. The amount of impairment is the excess of the carrying amount over the

fair value of such assets. We did not recognize any impairment charges for long-lived assets during the years ended December 31, 2022 and 2021.

Goodwill

We record as goodwill the excess of the consideration transferred over the fair value of the net identifiable assets acquired. We do not amortize goodwill; however, annually, or whenever there is an indication that goodwill may be impaired, we evaluate qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. Our test of goodwill impairment includes assessing qualitative factors and the use of judgment in evaluating economic conditions, industry and market conditions, cost factors, and entity-specific events, such as market capitalization as compared to our book value. We performed our most recent goodwill impairment analysis in the third quarter of 2022 with no impairment recorded.

Net Income (Loss) per Share

We compute basic net income (loss) per share using the weighted average number of shares of common stock outstanding plus the number of common stock equivalents for Deferred Stock Units ("DSUs"), during the period. We compute diluted net income (loss) per share using the weighted average number of shares of common stock outstanding during the period, adjusted for the dilutive effect of common stock equivalents. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and warrants. Dilutive potential securities are excluded from the computation of earnings per share if their effect is antidilutive. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method.

Concentrations

Financial instruments that potentially subject us to credit risk consist principally of cash, cash equivalents, and trade accounts receivable. We deposit our cash with commercial banks. Cash deposits at commercial banks are at risk to the extent that the balances exceed the Federal Deposit Insurance Corporation insured level per institution. The bank cash balances on deposit may periodically exceed federally insured limits, however, we have never experienced any losses related to these balances.

We sell our services and products primarily to customers without requiring collateral; however, we routinely assess the financial condition of our customers and maintain allowances for anticipated losses. From year to year, the customers that exceed 10% of our annual revenue, if any, may change. The following table discloses the number of customers that accounted for more than 10% of our annual revenue and their related receivable balances for the years ended December 31, 2022 and 2021:

	Customers Exceeding 10% of Revenue		
Year	Number of Customers	Revenue Combined Percent	Accounts Receivable Combined Percent
2022	2	24%	18%
2021	2	38%	8%

We believe we have no significant credit risk in excess of recorded reserves.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets and current and long-term operating lease liabilities on our consolidated balance sheets. We currently do not have any material finance lease arrangements.

Operating lease ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate in effect at the commencement date of the lease in determining the present value of future payments.

When we have the option to extend the lease term, terminate the lease before the contractual expiration date, or purchase the leased asset, and if it is reasonably certain that we will exercise the option, we consider these options in determining the classification and measurement of the lease. Leases with an initial term of 12 months or less are not recorded on the balance sheet.

Income Taxes

We recognize deferred tax assets and liabilities for the future tax consequences of temporary differences between the book and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. We establish valuation allowances to reduce a deferred tax asset to the amount expected to be realized. We assess our ability to realize deferred tax assets based on current earnings performance and on projections of future taxable income in the relevant tax jurisdictions. These projections do not include taxable income from the reversal of deferred tax liabilities and do not reflect a general growth assumption but do consider known or pending events, such as the passage of legislation. We review our estimates of future taxable income annually.

If we are required to pay interest on the underpayment of income taxes, we recognize interest expense in the first period the interest becomes due according to the provisions of the relevant tax law.

If we are subject to payment of penalties, we recognize an expense for the amount of the statutory penalty in the period when the position is taken on the income tax return. If we did not recognize the penalty in the period when the position was initially taken, we recognize the expense in the period when we change our judgment about meeting minimum statutory thresholds related to the initial position taken.

Advertising

We charge our advertising costs to expense when incurred. During the years ended December 31, 2022 and 2021, advertising expense totaled $39,029 and $41,930, respectively.

Stock-Based Compensation

We measure all share-based payments, including grants of options to purchase common stock and the issuance of DSUs to employees, third parties and board members, using a fair value-based method, in accordance with ASC Topic 718, *Stock Compensation*. We classify all share-based awards as equity instruments and recognize the vesting of the awards ratably over their respective terms. See Note 13 for a description of our share-based compensation plan and information related to awards granted under the plan.

We estimate the fair value of stock options using the Black-Scholes-Merton valuation model. Significant assumptions used in the calculation are as follows:

- We determine the expected term in accordance with SEC Staff Accounting Bulletin No. 107 using the simplified method for plain vanilla options by the average of the contractual term and vesting period of the award as appropriate statistical data required to properly estimate the expected term was not available;

- We measure the expected volatility using the historical changes in the market price of our common stock;

- We use the implied yield on zero-coupon U.S. Treasury bonds with a remaining maturity equal to the expected term of the awards to approximate the risk-free interest rate; and

- We recognize the effects of forfeitures in compensation cost when they occur.

Deferred Stock Units

Effective September 1, 2019, non-employee directors can elect to receive all or a portion of their annual retainers in the form of DSUs. The DSUs are recognized at their fair value on the date of grant. Director fees deferred into stock units are calculated and expensed each month by taking fees earned during the month and dividing by the closing price of our common stock on the last trading day of the month, rounded down to the nearest whole share. Each DSU represents the right to receive one share of our common stock following the completion of a director's service. In addition, certain executive compensation expense is also granted in the form of DSUs.

Business Combinations

Our acquisitions are accounted for in accordance with ASC Topic 805, Business Combinations. In purchase accounting, identifiable assets acquired and liabilities assumed are recognized at their estimated fair values at the acquisition date, and any remaining purchase price is recorded as goodwill. In determining the fair values of assets acquired and liabilities assumed, we make significant estimates and assumptions, particularly with respect to long-lived tangible and intangible assets. Critical estimates used in valuing tangible and intangible assets include, but are not limited to, future expected cash flows, discount rates, market prices and asset lives. See Note 3 for more information related to our acquisitions.

Our consolidated financial statements include the results of operations from the date of the acquisitions.

We expense all acquisition-related costs as incurred in selling, general and administrative expenses in the consolidated statements of operations.

Recently Issued Accounting Pronouncements

Adopted

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.* This standard provides operational guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting due to the cessation of the London Interbank Offered Rate ("LIBOR"). The amendments are elective and apply to all entities that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The expedients and exceptions provided by the amendments generally do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022. As further discussed in Note 7, our ABL Facility provides procedures for determining a replacement or alternative rate in the event that LIBOR is unavailable. As such, we do not expect the transition away from LIBOR to have a material impact on our consolidated financial statements.

Pending Adoption

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses (Topic 326)*, which provides guidance on measuring credit losses on financial instruments. The amended guidance replaces current incurred loss impairment methodology of recognizing credit losses when a loss is probable with a methodology that reflects expected credit losses and requires a broader range of reasonable and supportable information to assess credit loss estimates. ASU 2016-13 is effective for us on January 1, 2023. We are assessing the provisions of this amended guidance; however, the adoption of the standard is not expected to have a material effect on our consolidated financial statements.

There have been no other recent accounting pronouncements or changes in accounting pronouncements that have been issued but not yet adopted that are of significance, or potential significance, to us.

3. Acquisitions

RWS

On December 7, 2021, QSS, a wholly-owned subsidiary of Quest, entered into a Membership Interest Purchase Agreement (the "MIPA"), effective as of November 30, 2021, among QSS, Rome Holdings, LLC, M&A Business Consulting, Inc., and solely for purposes of Section 5.3(a) of the MIPA, Anthony J. DiIenno, Sr., RWS Investors, LLC and ATAR RWS Investors, LLC, pursuant to which QSS acquired all of the outstanding membership interests of RWS. RWS is a provider of independent environmental services, particularly in the commercial property and industrial markets and is located in Chadds Ford, PA. The acquisition strengthens our presence across key markets, particularly in commercial property management and adds to our industrial market base. The total purchase price for RWS was $33.0 million in cash subject to certain adjustments set forth in the MIPA. We funded the acquisition primarily with a term note to Monroe Capital Management Advisors, LLC ("Monroe Capital"), as further discussed in Note 7, which is secured by a first priority lien on substantially all of QRHC's tangible and intangible assets.

The following table sets forth the purchase consideration paid and the amount of assets acquired and liabilities assumed as of the acquisition date:

Sources of consideration paid:

Cash [1]	$	32,048,438
Other [2]		1,964,562
	$	34,013,000

Purchase price allocation:

Accounts receivable, net [3]	$	11,215,720
Other assets		2,305,485
Machinery and equipment, net		494,614
Intangible assets		25,390,000
Goodwill		10,496,693
Current liabilities		(15,889,512)
	$	34,013,000

[1] Financed with Monroe Loan
[2] Net working capital
[3] Gross receivables of $13,686,660, net of allowance of $2,470,940

The preliminary purchase price allocation was finalized during the year ended December 31, 2022, which resulted in an increase in current assets of $4.5 million, an increase in goodwill of $3.6 million, and an increase in current liabilities of $8.1 million.

The primary intangible assets acquired were valued using an income approach; specifically, the multi-period excess earnings method for valuing the customer relationships and the relief from royalty method for valuing the trademark. The key assumptions used to value the customer relationships at $24,590,000 included, among others, base revenue, attrition rates, average customer life, and discount rate. The key assumptions used to value the trademark at $760,000 included, among others, revenue projection, pretax royalty rate, and discount rate.

Goodwill represents the amount by which the purchase price exceeds the estimated fair value of the net assets acquired and primarily reflects future synergies. The goodwill related to the RWS acquisition is not deductible for income tax purposes.

The following table presents unaudited pro forma information for the year ended December 31, 2021 as if the RWS acquisition had occurred at the beginning of our 2021 fiscal year. The unaudited pro forma information includes adjustments for amortization expense on definite lived intangible assets acquired, interest expense on debt incurred related to the acquisition, certain management adjustments, and the related income tax effects.

	Year Ended December 31, 2021	
Pro Forma	**(unaudited)**	
Revenue	$	202,092,014
Net loss	$	(5,029,315)
Net loss per share - basic	$	(0.27)
Net loss per share - diluted	$	(0.27)

Included in our Consolidated Statement of Operations for the year ended December 31, 2021 related to RWS, is revenue of approximately $5.5 million and net loss of approximately $138,000 since the acquisition date of November 30, 2021.

Other 2022 and 2021 Acquisitions

On February 10, 2022, we acquired an independent environmental services company that primarily services customers in the northeast region of the United States for approximately $3.35 million. This acquisition was paid in cash and was financed with a draw down on the term loan pursuant to the Credit Agreement (as defined in Note 7). The purchase price was allocated to the acquired assets, primarily customer relationship intangibles and goodwill.

We acquired three other environmental services businesses during the year ended December 31, 2021. The final purchase price paid for these business acquisitions and the allocations of the purchase price is summarized as follows:

Sources of consideration paid:

Cash [1]	$	14,199,777
Deferred consideration - earn out liabilities		1,984,934
	$	16,184,711

Purchase price allocation:

Accounts receivable, net	$	3,171,050
Intangible assets		9,390,000
Goodwill		6,909,362
Current liabilities		(3,285,701)
	$	16,184,711

[1] Financed with Monroe Loan

These acquisitions are not material to our results of operations individually or in the aggregate. As a result, no pro forma financial information is provided.

We incurred acquisition and integration costs related to the above acquisitions of approximately $2.9 million and $1.6 million, which are included in Selling, General and Administrative expense in the years ended December 31, 2022 and 2021, respectively.

4. Property and Equipment, net, and Other Assets

At December 31, 2022 and 2021, Property and equipment, net, and other assets consisted of the following:

	As of December 31,	
	2022	**2021**
Machinery and equipment	$ 3,159,483	$ 2,852,457
Office furniture and fixtures	568,040	568,040
Leasehold improvements	719,781	571,242
Computer equipment	676,197	321,757
Property and equipment, gross	5,123,501	4,313,496
Accumulated depreciation	(2,499,797)	(1,771,376)
Property and equipment, net	2,623,704	2,542,120
Right-of-use operating lease assets	2,385,870	1,945,438
Security deposits and other assets	901,653	1,109,008
Property and equipment, net, and other assets	$ 5,911,227	$ 5,596,566

We compute depreciation using the straight-line method over the estimated useful lives of the property and equipment. Depreciation expense for the year ended December 31, 2022 was $744,858, including $316,405 of depreciation expense reflected within "Cost of revenue" in our consolidated statement of operations as it related to assets used directly in servicing customer contracts. Depreciation expense for the year ended December 31, 2021 was $484,558, including $295,634 of depreciation expense reflected within "Cost of revenue" in our consolidated statement of operations as it related to assets used directly in servicing customer contracts.

We recorded right-of-use operating lease assets related to our office leases in accordance with ASC 842. Refer to Note 8, *Leases* for additional information.

On February 20, 2018 (the "Closing Date"), we entered into an Asset Purchase Agreement with Earth Media Partners, LLC to sell certain assets of our wholly owned subsidiary, Earth911, Inc., in exchange for a 19% interest in Earth Media Partners, LLC, which was recorded as an investment in the amount of $246,585 as of the Closing Date, and a potential future earn-out amount of approximately $350,000. The net assets sold related to the Earth911.com website business and consisted primarily of the website and its content and customers, deferred revenues, and accounts receivable as of the Closing Date. Earth911, Inc. was subsequently renamed Quest Sustainability Services, Inc. The carrying amount of our investment in Earth Media Partners, LLC is included in "Security deposits and other assets" and we have an accrued receivable in the amount of $327,667 and $339,667 related to the earn-out as of December 31, 2022 and 2021, respectively.

5. Goodwill and Other Intangible Assets

The components of goodwill and other intangible assets are as follows:

December 31, 2022	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Finite lived intangible assets:				
Customer relationships	5 years	$ 39,250,000	$ 9,808,855	$ 29,441,145
Software	7 years	2,609,374	1,541,500	1,067,874
Trademarks	7 years	2,009,403	370,137	1,639,266
Non-compete agreements	3 years	2,250,000	841,945	1,408,055
Total finite lived intangible assets		$ 46,118,777	$ 12,562,437	$ 33,556,340

December 31, 2021	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Net
Finite lived intangible assets:				
Customer relationships	5 years	$ 36,820,000	$ 1,999,355	$ 34,820,645
Software	7 years	2,030,754	1,416,638	614,116
Trademarks	7 years	1,716,533	87,632	1,628,901
Non-compete agreements	3 years	2,150,000	94,722	2,055,278
Total finite lived intangible assets		$ 42,717,287	$ 3,598,347	$ 39,118,940

	Carrying Amount
Changes in goodwill:	
Goodwill balance at December 31, 2021	$ 80,621,503
Addition related to acquisitions	541,766
RWS purchase price allocation adjustment	3,594,937
Purchase price adjustment	(500,000)
Goodwill balance at December 31, 2022	$ 84,258,206

We compute amortization using the straight-line method over the estimated useful lives of the finite lived intangible assets. The amortization expense related to finite lived intangible assets was approximately $9.2 million and $2.3 million for the years ended December 31, 2022 and 2021, respectively.

We estimate future amortization expense as of December 31, 2022 to be approximately as follows:

Year Ending December 31,	Amount
2023	$ 9,024,445
2024	8,983,527
2025	8,080,255
2026	6,491,143
2027	444,707
Thereafter	532,263
Total	$ 33,556,340

We have no indefinite-lived intangible assets other than goodwill. $69.2 million of the goodwill is not deductible for tax purposes, while $15.0 million of goodwill added in the prior years is deductible over its tax-basis life. We performed our goodwill impairment analysis in the third quarter of 2022 and 2021 with no impairment recorded in either period.

In 2022, we recorded $3.6 million in goodwill as part of the RWS acquisition adjustment. We recorded an additional $541,766 in goodwill and $2.8 million of intangible assets as part of our acquisition of an independent environmental services company during 2022, and made an adjustment to goodwill of $(500,000) related to a prior year purchase price adjustment. In 2021, we recorded $6.9 million in goodwill and $25.4 million of intangible assets as part of the RWS acquisition. We recorded an additional $7.4 million in goodwill and $9.4 million of intangible assets as part of three other asset acquisitions during 2021. See Note 3 for more information on the acquisitions.

6. Current liabilities

The components of Accounts payable and accrued liabilities are as follows:

	As of December 31,	
	2022	2021
Accounts payable	$ 28,744,858	$ 26,434,732
Accrued taxes	331,936	797,394
Employee compensation	1,812,028	1,864,145
Operating lease liability - current portion	489,938	868,799
Other	828,701	230,626
	$ 32,207,461	$ 30,195,696

Refer to Note 8 for additional disclosure related to the operating lease liability.

The components of Other current liabilities are as follows:

	As of December 31,	
	2022	2021
Deferred revenue	$ 2,731,350	$ 3,722,017
Deferred consideration - earn-out	1,957,255	1,290,000
Deferred seller consideration, net	—	1,183,153
	$ 4,688,605	$ 6,195,170

Deferred seller consideration in connection with our 2020 acquisition of Green Remedies Waste and Recycling, Inc. ("Green Remedies") was fully paid in the form of shares of our common stock in October 2022. As of December 31, 2021, the unamortized portion of OID on the deferred seller consideration was $158,972. The current portion of earn-out consideration related to acquisitions was $1,957,255 and $1,290,000 as of December 31, 2022 and 2021, respectively.

7. Notes payable and Other long-term liabilities, net

Our debt obligations are as follows:

	Interest Rate [1]	Years ended December 31,	
		2022	2021
Monroe Term Loan [2]	10.62%	$ 61,073,151	$ 58,585,000
Green Remedies Promissory Note [3]	3.00%	1,637,970	2,040,607
PNC ABL Facility [4]	6.73%	12,238,034	7,234,737
Total notes payable		74,949,155	67,860,344
Less: Current portion of long-term debt		(1,158,800)	(1,329,109)
Less: Unamortized debt issuance costs		(2,122,715)	(2,637,483)
Less: Unamortized OID		(288,643)	(391,493)
Less: Unamortized OID warrant		(806,106)	(1,093,058)
Notes payable, net		$ 70,572,891	$ 62,409,201

[1] Interest rates as of December 31, 2022
[2] Bears interest at LIBOR/SOFR rate plus Applicable Margin ranging from 5.5% to 7.5%
[3] Stated interest rate of 3.0%, discounted cash flow rate of 13%
[4] Bears interest at a Base rate, as defined, plus a margin of 0.75% to 1.25%

The future minimum principal payments as of December 31, 2022 are as follows:

Year Ending December 31,	Amount
2023	$ 1,158,800
2024	1,158,800
2025	72,631,555
Total	$ 74,949,155

We capitalize financing costs we incur related to implementing our debt arrangements. We record these debt issuance costs associated with our revolving credit facility and our term loan as a reduction of long-term debt, net and amortize them over the contractual life of the related debt arrangements. The table below summarizes changes in debt issuance costs.

| | December 31, | |
	2022	2021
Debt issuance costs		
Beginning balance	$ 2,637,483	$ 1,670,529
Financing costs deferred	214,550	1,351,500
Less: Amortization expense	(729,318)	(384,546)
Debt issuance costs, net of accumulated amortization	$ 2,122,715	$ 2,637,483

Revolving Credit Facility

On August 5, 2020, QRHC and certain of its subsidiaries entered into a Loan, Security and Guaranty Agreement (the "PNC Loan Agreement"), which was subsequently amended on October 19, 2020, December 7, 2021 and December 2, 2022, with BBVA USA (which was subsequently succeeded in interest by PNC Bank, National Association ("PNC")), as a lender, and as administrative agent, collateral agent, and issuing bank, which provides for a credit facility (the "ABL Facility") comprising the following:

- An asset-based revolving credit facility in the maximum principal amount of $25.0 million with a sublimit for issuance of letters of credit of up to 10% of the maximum principal amount of the revolving credit facility. Each loan under the revolving credit facility bears interest, at the borrowers' option, at either the Base Rate, plus a margin ranging from 0.75% to 1.25% (6.73% as of December 31, 2022), or the Adjusted Term SOFR Rate for the interest period in effect plus a margin ranging from 1.75% to 2.25% (no borrowings as of December 31, 2022). The maturity date of the revolving credit facility is April 19, 2025. The revolving credit facility contains an accordion feature permitting the revolving credit facility to be increased by up to $10 million.

- An equipment loan facility in the maximum principal amount of $2.0 million. Loans under the equipment loan facility may be requested at any time until August 5, 2023. Each loan under the equipment loan facility bears interest, at the borrowers' option, at either the Base Rate, plus 1.75%, or the Adjusted Term SOFR Rate for the Interest Period in effect, plus 2.75%. The maturity date of the equipment loan facility is April 19, 2025.

Certain of QRHC's subsidiaries are the borrowers under the PNC Loan Agreement. QRHC and one of its subsidiaries are guarantors under the PNC Loan Agreement. As security for the obligations of the borrowers under the PNC Loan Agreement, (i) the borrowers under the PNC Loan Agreement have granted a first priority lien on substantially all of their tangible and intangible personal property, including a pledge of the capital stock and membership interests, as applicable, of certain of QRHC's direct and indirect subsidiaries, and (ii) the guarantors under the PNC Loan Agreement have granted a first priority lien on the capital stock and membership interests, as applicable, of certain of QRHC's direct and indirect subsidiaries.

The PNC Loan Agreement contains certain financial covenants, including a minimum fixed charge coverage ratio. In addition, the PNC Loan Agreement contains negative covenants limiting, among other things, additional indebtedness, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, prepayments of debt, mergers and acquisitions, and other matter customarily restricted in such agreements. The PNC Loan Agreement also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, change of control, and failure of any guaranty or security document supporting the PNC Loan Agreement to be in full force and effect. Upon the occurrence of an event of default, the outstanding obligations under the PNC Loan Agreement may be accelerated and become immediately due and payable.

As of December 31, 2022, the ABL Facility borrowing base availability was $20,688,413, of which $12,238,034 principal was outstanding.

Monroe Term Loan

On October 19, 2020, QRHC and certain of its subsidiaries entered into a Credit Agreement (the "Credit Agreement"), dated as of October 19, 2020, which was subsequently amended on September 3, 2021, December 1, 2021, December 7, 2021, August 9, 2022, and December 2, 2022, with Monroe Capital Management Advisors, LLC ("Monroe Capital"), as administrative agent for the lenders thereto. Among other things, the Credit Agreement provides for the following:

- A senior secured term loan facility in the principal amount of $61.1 million as of December 31, 2022. The senior secured term loan accrues interest at the LIBOR/SOFR Rate for LIBOR/SOFR Loans plus the Applicable Margin; provided, that if the provision of LIBOR/SOFR Loans becomes unlawful or unavailable, then interest will be payable at a rate per annum equal to the Base Rate from time to time in effect plus the Applicable Margin for Base Rate Loans. The maturity date of the term loan

facility is October 19, 2025 (the "Maturity Date"). The senior secured term loan will amortize in aggregate annual amounts equal to 1.00% of the original principal amount of the senior secured term loan facility with the balance payable on the Maturity Date. Proceeds of the senior secured term loan are permitted to be used for Permitted Acquisitions (as defined in the Credit Agreement).

- A delayed draw term loan facility in the maximum principal amount of $12.5 million. Loans under the delayed draw term loan facility may be requested at any time until March 31, 2023. Pricing and maturity for the outstanding principal amount of the delayed draw term loan shall be the same as for the senior secured term loan. Proceeds of the delayed draw term loan are to be used for Permitted Acquisitions.

- An accordion term loan facility in the maximum principal amount of $5.3 million. Loans under the accordion loan facility may be requested at any time until the Maturity Date. Each accordion term loan shall be on the same terms as those applicable to the senior secured term loan. Proceeds of accordion term loans are permitted to be used for Permitted Acquisitions.

Certain of QRHC's subsidiaries are the borrowers under the Credit Agreement. QRHC is the guarantor under the Credit Agreement. As security for the obligations of the borrowers under the Credit Agreement, (i) the borrowers under the Credit Agreement have granted a first priority lien on substantially all of their tangible and intangible personal property, including a pledge of the capital stock and membership interests, as applicable, of certain of QRHC's direct and indirect subsidiaries, and (ii) the guarantors under the Credit Agreement have granted a first priority lien on the capital stock and membership interests, as applicable, of QRHC's direct and indirect subsidiaries.

The Credit Agreement contains certain financial covenants, including a minimum fixed charge coverage ratio and a senior net leverage ratio. In addition, the Credit Agreement contains negative covenants limiting, among other things, additional indebtedness, transactions with affiliates, additional liens, sales of assets, dividends, investments and advances, prepayments of debt, mergers and acquisitions, and other matters customarily restricted in such agreements. The Credit Agreement also contains customary events of default, including payment defaults, breaches of representations and warranties, covenant defaults, events of bankruptcy and insolvency, change of control, and failure of any guaranty or security document supporting the Credit Agreement to be in full force and effect. Upon the occurrence of an event of default, the outstanding obligations under the Credit Agreement may be accelerated and become immediately due and payable.

At the same time as the borrowing of the initial $11.5 million under the Credit Agreement in October 2020, in a separate agreement, we issued Monroe Capital a warrant to purchase 500,000 shares of QRHC's common stock exercisable immediately. For the delayed draw term loan facility, we issued a separate warrant to purchase 350,000 shares upon drawing on this facility on October 19, 2021. Both warrants have an exercise price of $1.50 per share and an expiration date of March 19, 2028. We estimated the value of the warrants issued using the Black Scholes option pricing model and recorded a debt discount of approximately $766,000 in 2020 for the 500,000-share warrant and $536,000 in 2021 for the 350,000-share warrant which are being amortized over the term of the Credit Agreement. We also executed a letter agreement that provides that the warrant holder will receive minimum net proceeds of $1 million less any net proceeds received from the sale of the warrant shares, which is conditional on the full exercise and sale of all the warrant shares at the same time and upon a date two years after the closing date of such agreement.

Green Remedies Promissory Note

On October 19, 2020, we issued an unsecured subordinated promissory note to the seller of Green Remedies in the aggregate principal amount of $2,684,250, payable commencing on January 1, 2021 in quarterly installments through October 1, 2025 and subject to an interest rate of 3.0% per annum.

Interest Expense

The amount of interest expense related to borrowings for the years ended December 31, 2022 and 2021 was $6,002,649 and $1,609,344, respectively. Debt issuance cost of $3,323,906 is being amortized to interest expense over the lives of the related debt arrangements. As of December 31, 2022 and 2021, the unamortized portion of the debt issuance costs was $2,122,715 and $2,637,483, respectively. The amount of interest expense related to the amortization of debt issuance costs for the years ended December 31, 2022 and 2021 was $729,318 and $384,546, respectively. Debt discount ("OID") of $2,210,148 is being amortized to interest expense over the lives of the related debt and consideration arrangements. As of December 31, 2022 and 2021, the unamortized portion of OIDs was $1,094,749 and $1,643,523, respectively. The amount of interest expense related to the amortization of OID costs for the years ended December 31, 2022 and 2021 is $548,775 and $488,591, respectively.

Other long-term liabilities, net

	December 31,	
	2022	**2021**
Operating lease liability - long-term portion	$ 1,724,244	$ 1,123,799
Deferred seller consideration - earn-out	—	781,000
Other	—	4,167
Other long-term liabilities, net	$ 1,724,244	$ 1,908,966

8. Leases

Our leases are primarily related to office space and are classified as operating leases for which we recorded a right of use asset at the inception or amendment of each lease. Our primary leases include:

- *Primary headquarters in The Colony, Texas.* On September 29, 2022, we executed an amendment to our corporate office lease, pursuant to which we reduced the amount of square space rented to approximately 16,200 square feet and extended the term from October 2022 to December 31, 2027. We recorded a right of use asset associated with this lease of approximately $1.6 million. This lease had a remaining term of 5.0 years at December 31, 2022. We used an effective interest rate of 4.56%, which was our incremental borrowing rate in effect at the date of the lease amendment as the lease does not provide a readily determinable implicit rate.

- *Chadds Ford, PA office.* We recorded a right of use asset associated with this lease, which was modified in 2022, of approximately $716,000. The lease expires in October 2026. This lease had a remaining term of 3.8 years at December 31, 2022, and we used an effective interest rate of 7.5%, which was our incremental borrowing rate in effect at the acquisition date of RWS as the lease does not provide a readily determinable implicit rate. This lease may be terminated under certain conditions as defined in the lease agreement.

- *Greenville, SC office.* We recorded a right of use asset associated with this lease of approximately $255,000. The lease expires in December 2024. This lease had a remaining term of 1.9 years at December 31, 2022, and we used an effective interest rate of 8.75%, which was our incremental borrowing rate in effect at the acquisition date of the lease as the lease does not provide a readily determinable implicit rate. This lease may be terminated under certain conditions as defined in the lease agreement.

- *Burlington, NC office.* We recorded a right of use asset associated with this lease of approximately $80,000. The lease expires in October 2023. This office lease had a remaining term of 0.8 years as of December 31, 2022, and we used an effective interest rate of 9.50%, which was our incremental borrowing rate in effect at the inception of the lease as the lease does not provide a readily determinable implicit rate. This lease may be terminated under certain conditions as defined in the lease agreement. The lessor is a related party that is owned by the seller of Green Remedies and is employed by us.

The future minimum lease payments required under our office leases as of December 31, 2022 are as follows:

Year Ending December 31,	Amount
2023	$ 595,414
2024	573,969
2025	495,161
2026	484,441
2027	347,546
Total lease payments	2,496,531
Less: Interest	(282,349)
Present value of lease payments	$ 2,214,182

Balance Sheet Classification

The table below presents the lease related assets and liabilities recorded on the balance sheet. Right-of-use assets and related liabilities related to finance leases as of December 31, 2022 and 2021 are de minimis.

	As of December 31,			
	2022		2021	
Operating Leases				
Right-of-use operating lease assets:				
Property and equipment, net and other assets	$	2,385,870	$	1,945,438
Lease liabilities:				
Accounts payable and accrued liabilities	$	489,938	$	868,799
Other long-term liabilities		1,724,244		1,123,799
Total operating lease liabilities	$	2,214,182	$	1,992,598

Lease Costs

For the years ended December 31, 2022 and 2021, we recorded $946,840 and $674,837, respectively, of fixed cost operating lease expense. Our operating lease expense was offset by a minimum annual incentive of $93,600 received from a local Economic Development Council, which was accrued monthly over the term of the initial corporate office lease through August 2022.

Effective December 1, 2019, we subleased a portion of our corporate office space to a single tenant. The sublease agreement was accounted for as an operating lease, and we recognized sublease income as an offset to operating lease expense on a straight-line basis over the term of the sublease agreement through August 2022. Sublease income, net of amortized leasing costs, for the years ended December 31, 2022 and 2021 was approximately $39,000 and $52,000, respectively.

Cash paid for operating leases approximated operating lease expense and non-cash right of use asset amortization for the years ended December 31, 2022 and 2021.

9. Revenue

Operating Revenues

We provide businesses with services to reuse, recycle, and dispose of a wide variety of waste streams and recyclables generated by their operations. Service revenues are primarily generated from fees charged for our collection, transfer, disposal and recycling services and from sales of commodities by our recycling operations. In addition, we have product sales and other revenue primarily from sales of products such as antifreeze and windshield washer fluid, as well as minor ancillary services.

Revenue Recognition

We recognize revenue as services are performed or products are delivered. For example, we recognize revenue as waste and recyclable material are collected or when products are delivered. We recognize revenue net of any contracted pricing discounts or rebate arrangements.

We generally recognize revenue for the gross amount of consideration received as we are generally the primary obligor (or principal) in our contracts with customers as we hold complete responsibility to the customer for contract fulfillment. Depending on the key terms of the arrangement, which may include situations in which we are not primarily obligated, we do not have credit risk, or we determine amounts earned using fixed percentage or fixed fee schedules, we may record the revenue net of certain cost amounts. We had certain management fee contracts accounted for under the net basis method with net revenue of $484,229 and $96,618 for the years ended December 31, 2022 and 2021, respectively. We record amounts collected from customers for sales tax on a net basis.

Disaggregation of Revenue

The following table presents our revenue disaggregated by source. Two customers accounted for 24% of revenue for the year ended December 31, 2022, and two customers accounted for 38% of revenue for the year ended December 31, 2021. We operate primarily in the United States, with minor services in Canada.

	Year Ended December 31,			
	2022		2021	
Revenue Type:				
Services	$	273,796,746	$	146,812,653
Product sales and other		10,241,077		8,902,720
Total revenue	$	284,037,823	$	155,715,373

Contract Balances

Our incremental direct costs of obtaining a customer contract are generally deferred and amortized to selling, general, and administrative expense or as a reduction to revenue (depending on the nature of the cost) over the estimated life of the customer contract. We classify our contract acquisition costs as current or noncurrent based on the timing of when we expect to recognize the amortization and are included in other assets.

As of December 31, 2022 and 2021 we had $566,667 and $775,000, respectively, of deferred contract costs. During the year ended December 31, 2022 and 2021, we amortized $408,333 and $218,333 , respectively, of deferred contract costs to selling, general, and administrative expense.

Certain customers are billed in advance, and, accordingly, recognition of related revenues is deferred as a contract liability until the services are provided and control transferred to the customer. As of December 31, 2022 and 2021, we had $2,731,350 and $3,722,017, respectively, of deferred revenue, which was classified in "Other current liabilities."

10. Income Taxes

We compute income taxes using the asset and liability method in accordance with FASB ASC Topic 740, *Income Taxes*. Under the asset and liability method, we determine deferred income tax assets and liabilities based on the differences between the financial reporting and tax bases of assets and liabilities and measure those using currently enacted tax rates and laws. We provide a valuation allowance for the amount of deferred tax assets that, based on available evidence, are more likely than not to be realized. Realization of our net operating loss carryforward was not reasonably assured as of December 31, 2022 and 2021, and we have recorded a valuation allowance of $13,999,000 and $11,138,000, respectively against deferred tax assets in excess of deferred tax liabilities in the accompanying consolidated financial statements.

The components of net deferred taxes are as follows:

| | As of December 31, | |
	2022	2021
Deferred tax assets (liabilities):		
Net operating loss	$ 1,447,000	$ 2,695,000
Depreciation and amortization	5,490,000	4,008,000
Stock-based compensation	4,638,000	3,808,000
Interest expense	1,276,000	—
Capitalized software costs	(278,000)	(164,000)
Bonus accrual	284,000	387,000
Allowance for doubtful accounts	567,000	225,000
Other	575,000	179,000
Total deferred tax assets, net	13,999,000	11,138,000
Less: valuation allowance	(13,999,000)	(11,138,000)
Net deferred taxes	$ —	$ —

Our statutory income tax rate is expected to be approximately 26%. We had state income tax expense of $172,604 and $321,169 for the years ended December 31, 2022 and 2021, respectively, which is attributable to state obligations for states with no net operating loss carryforwards, and the continued reserve against the benefit of the net operating losses at the federal level. The provision for income taxes consisted of the following:

| | Years Ended December 31, | |
	2022	2021
Current	$ 172,604	$ 321,169
Deferred	—	—
Total	$ 172,604	$ 321,169

The reconciliation between the income tax expense calculated by applying statutory rates to net income and the income tax expense reported in the accompanying consolidated financial statements is as follows:

| | Years Ended December 31, | |
	2022	2021
U.S. federal statutory rate applied to pretax income (loss)	$ (1,234,000)	$ 423,000
State taxes - current, net of federal benefit	172,604	321,169
State taxes - deferred	(411,000)	298,000
Permanent differences	(471,000)	19,000
Benefit of federal operating loss carryforwards	(845,000)	(915,000)
Change in state tax rates and other	100,000	1,570,000
Change in valuation allowance	2,861,000	(1,395,000)
	$ 172,604	$ 321,169

As of December 31, 2022 and 2021, we had federal income tax net operating loss carryforwards of approximately $5,600,000 and $10,100,000, respectively, which expire at various dates ranging from 2034 through 2037. We are subject to limitations existing under Internal Revenue Code Section 382 (Change of Control) relating to the availability of the operating loss, therefore utilization of a portion of the Company's net operating loss may be limited in future years.

As of December 31, 2022 and 2021, we did not recognize any assets or liabilities relative to uncertain tax positions, nor do we anticipate any significant unrecognized tax benefits will be recorded during 2023. It is our policy to classify interest and penalties on income taxes as interest expense or penalties expense, should any be incurred.

Tax positions are positions taken in a previously filed tax return or positions expected to be taken in a future tax return that are reflected in measuring current or deferred income tax assets and liabilities reported in the financial statements. Tax positions include the following:

- an allocation or shift of income between taxing jurisdictions;

- the characterization of income or a decision to exclude reportable taxable income in a tax return; or

- a decision to classify a transaction, entity, or other position in a tax return as tax exempt.

We are potentially subject to tax audits for federal and state tax returns for tax years ended 2018 to 2022. Tax audits by their very nature are often complex and can require several years to complete.

11. Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, deferred revenue and notes payable. We do not believe that we are exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values using Level 3 inputs, based on their short maturities or, for notes payable, based on borrowing rates currently available to us for loans with similar terms and maturities.

12. Commitments and Contingencies

Indemnifications

During the normal course of business, we make certain indemnities and commitments under which we may be required to make payments in relation to certain transactions. These may include (i) intellectual property indemnities to customers in connection with the use, sales, and/or license of products and services; (ii) indemnities to customers in connection with losses incurred while performing services on their premises; (iii) indemnities to vendors and service providers pertaining to claims based on negligence or willful misconduct; and (iv) indemnities involving the representations and warranties in certain contracts. In addition, under our bylaws we are committed to our directors and officers for providing for payments upon the occurrence of certain prescribed events. The majority of these indemnities and commitments do not provide for any limitation on the maximum potential for future payments that we could be obligated to make. We have not incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, we had no liabilities recorded for these agreements as of December 31, 2022 and 2021.

Defined Contribution Plan

We maintain a defined contribution 401(k) plan covering substantially all full-time employees. Employees are permitted to make voluntary contributions, which we match at a certain percentage, to the plan. For the years ended December 31, 2022 and 2021, our plan contribution expense was $270,477 and $198,622, respectively.

13. Stockholders' Equity

Preferred Stock

Our authorized preferred stock consists of 10,000,000 shares of preferred stock with a par value of $0.001, of which no shares have been issued or were outstanding as of December 31, 2022 and 2021. Preferred stock is to be designated in classes or series and the number of each class or series and the voting powers, designations, preferences, limitations, restrictions, relative rights, and distinguishing designation of each class or series of stock as the Board of Directors shall determine in its sole discretion.

Common Stock

Our authorized common stock consists of 200,000,000 shares of common stock with a par value of $0.001, of which 19,696,006 and 19,045,988 shares were issued and outstanding as of December 31, 2022 and 2021, respectively.

Employee Stock Purchase Plan

On September 17, 2014, our stockholders approved our 2014 Employee Stock Purchase Plan ("ESPP"). We recorded expense of $92,180 and $53,755 related to the ESPP during the years ended December 31, 2022 and 2021, respectively.

During the year ended December 31, 2022, we issued an aggregate 40,851 shares of common stock for $176,742 all to employees under our ESPP, as follows:

- On May 16, 2022, we issued 17,720 shares for $76,666 for options that vested and were exercised.

- On November 16, 2022, we issued 23,131 shares for $100,076 for options that vested and were exercised.

During the year ended December 31, 2021, we issued an aggregate 47,979 shares of common stock for $108,806 all to employees under our ESPP, as follows:

- On May 14, 2021, we issued 22,937 shares for $38,988 for options that vested and were exercised.

- On November 15, 2021, we issued 25,042 shares for $69,818 for options that vested and were exercised.

Warrants

Warrant activity from January 1, 2021 through December 31, 2022 was as follows:

	Warrants		
	Number of Shares	Exercise Price per Share	Weighted-Average Exercise Price Per Share
Outstanding at January 1, 2021	1,021,060	$1.15—$3.88	$1.56
Issued	350,000	$1.50	$1.50
Exercised	(181,834)	$1.15—$3.88	$1.23
Canceled/Forfeited	(339,226)	$1.15—$3.88	$1.83
Outstanding at December 31, 2021	850,000	$1.50	$1.50
Issued	—	—	—
Exercised	—	—	—
Outstanding at December 31, 2022	850,000	$1.50	$1.50

The following table summarizes the warrants issued and outstanding as of December 31, 2022:

Warrants Issued and Outstanding as of December 31, 2022				
	Date of		Exercise	Shares of Common
Description	Issuance	Expiration	Price	Stock
Exercisable warrants	10/19/2020	3/19/2028	$ 1.50	500,000
Exercisable warrants	10/19/2021	3/19/2028	$ 1.50	350,000
Total warrants issued and outstanding				850,000

No warrants were issued, exercised or expired during the year ended December 31, 2022.

During the year ended December 31, 2021, we had the following warrant activity:

- As discussed in Note 7, we issued a warrant in connection with the Credit Agreement to purchase 350,000 shares of QRHC's common stock exercisable immediately at an exercise price of $1.50 per share and with an expiration date of March 19, 2028.

- We issued 181,834 shares of common stock through cashless exercises.

- 339,226 warrants expired on March 31, 2021.

Incentive Compensation Plan

In October 2012, we adopted our 2012 Incentive Compensation Plan (the "2012 Plan") as the sole plan for providing equity-based incentive compensation to our employees, non-employee directors, and other service providers. The 2012 Plan allows for the grant of stock options, restricted stock, restricted stock units, stock appreciation rights, performance awards, and other incentive awards to our employees, non-employee directors, and other service providers who are in a position to make a significant contribution to our success and our affiliates. The purpose of the 2012 Plan is to attract and retain individuals, further align employee and stockholder interests, and closely link compensation with our performance. The 2012 Plan is administered by the compensation committee of our board of directors. Our policy is to fulfill any exercise of options from common stock that is authorized and unissued. The maximum number of shares of common stock available for grant under the 2012 Plan is 4,837,500. The number of shares available for award under the 2012 Plan is subject to adjustment for certain corporate changes in accordance with the provisions of the 2012 Plan.

Stock Options

The following table summarizes the stock option activity from January 1, 2021 through December 31, 2022:

	Stock Options		
	Number of Shares	Exercise Price Per Share	Weighted-Average Exercise Price Per Share
Outstanding at January 1, 2021	3,177,942	$1.17 — $23.20	$ 2.78
Granted	323,063	$3.01 — $6.30	$ 4.47
Exercised	(176,427)	$1.48 — $6.40	$ 2.98
Canceled/Forfeited	(43,993)	$1.48 — $23.20	$ 7.85
Outstanding at December 31, 2021	3,280,585	$1.17 — $23.20	$ 2.87
Granted	384,889	$4.08 — $8.68	$ 5.23
Exercised	(414,001)	$1.51 — $6.40	$ 1.83
Canceled/Forfeited	(72,085)	$1.51 — $16.80	$ 5.76
Outstanding at December 31, 2022	3,179,388	$1.17 — $23.20	$ 3.23

The weighted-average grant-date fair value of options granted was $3.36 and $2.84 for the years ended December 31, 2022 and 2021, respectively.

For the years ended December 31, 2022 and 2021, the intrinsic value of options outstanding was approximately $9,841,358 and $13,892,675, respectively, and the intrinsic value of options exercisable was approximately $8,422,306 and $9,946,072, respectively.

The following additional information applies to options outstanding at December 31, 2022:

Range of Exercise Prices	Outstanding at December 31, 2022	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable at December 31, 2022	Weighted-Average Exercise Price
$1.17 — $23.20	3,179,388	6.1	$ 3.23	2,504,292	$ 2.98

The following additional information applies to options outstanding at December 31, 2021:

Range of Exercise Prices	Outstanding at December 31, 2021	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Exercisable at December 31, 2021	Weighted-Average Exercise Price
$1.17 — $23.20	3,280,585	6.8	$ 2.87	2,357,641	$ 2.95

Stock-Based Compensation

Stock-based compensation expense for stock-based incentive awards was $994,361 and $740,824 for the years ended December 31, 2022 and 2021, respectively. At December 31, 2022, the balance of unearned stock-based compensation to be expensed in future periods related to unvested share-based awards was approximately $1.3 million. The weighted-average period over which the unearned stock-based compensation is expected to be recognized is approximately 2 years.

We account for all stock-based payment awards made to employees and directors, including stock options and employee stock purchases, based on estimated fair values. We estimate the fair value of share-based payment awards on the date of grant using an option-pricing model and the value of the portion of the award is recognized as expense over the requisite service period. We recognize the effects of forfeitures in compensation cost when they occur.

We use the Black-Scholes-Merton option-pricing model as our method of valuation. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The fair value of share-based payment awards on the date of grant as determined by the Black-Scholes-Merton model is affected by our stock price as well as other assumptions. These assumptions include the expected stock price volatility over the term of the awards, and the actual and projected employee stock option exercise behaviors.

The weighted-average estimated value of employee stock options granted during the years ended December 31, 2022 and 2021 were estimated using the Black-Scholes-Merton option pricing model with the following weighted-average assumptions:

| | Years Ended December 31, | |
	2022	2021
Expected volatility	71%	72%
Risk-free interest rate	2.79%	1.08%
Expected dividends	0.00%	0.00%
Expected term in years	5.9	6.0

Deferred Stock Units

During the year ended December 31, 2022, we granted 6,719 DSUs and recorded director compensation expense of $39,142 related to the grants. In addition, during the year ended December 31, 2022, we granted 35,201 DSUs to executive employees and recorded compensation expense of $157,885.   During the year ended December 31, 2021, we granted 82,881 DSUs and recorded director compensation expense of $394,355 related to the grants. In addition, during the year ended December 31, 2021, we granted 49,775 DSUs to executive employees and recorded compensation expense of $192,783. We had 211,415 and 198,145 DSUs outstanding at December 31, 2022 and 2021, respectively.

14. Net Income (loss) per Share

We compute basic net income (loss) per share using the weighted average number of shares of common stock outstanding plus the number of common stock equivalents for DSUs during the period. We compute diluted net income (loss) per share using the weighted average number of shares of common stock outstanding during the period, adjusted for the dilutive effect of common stock equivalents. In periods where losses are reported, the weighted average number of shares of common stock outstanding excludes common stock equivalents because their inclusion would be anti-dilutive. Dilutive potential common shares consist of the incremental common shares issuable upon the exercise of outstanding stock options and warrants. Dilutive potential securities are excluded from the computation of earnings per share if their effect is antidilutive. The dilutive effect of outstanding stock options and warrants is reflected in diluted earnings per share by application of the treasury stock method.

The computation of basic and diluted net income (loss) per share attributable to common stockholders is as follows:

	Years Ended December 31,	
	2022	**2021**
Numerator:		
Net income (loss)	$ (6,047,986)	$ 1,691,057
Denominator:		
Weighted average common shares outstanding, basic	19,473,786	18,885,714
Effect of dilutive securities	—	1,849,303
Weighted average common shares outstanding, diluted	19,473,786	20,735,017
Net income (loss) per share		
Basic	$ (0.31)	$ 0.09
Diluted	$ (0.31)	$ 0.08
Anti-dilutive securities excluded from diluted net income (loss) per share		
Stock options	244,907	486,768
Total anti-dilutive securities excluded from diluted net income (loss) per share	244,907	486,768

15. Supplemental Cash Flow Information

The following is provided as supplemental information to the consolidated statements of cash flows:

	Years Ended December 31,	
	2022	**2021**
Supplemental cash flow information:		
Cash paid for interest	$ 5,720,406	$ 1,402,552
Cash paid for income taxes	$ 330,866	$ 434,501
Supplemental non-cash activities:		
Term loan proceeds	$ —	$ 34,700,000
Seller consideration settled in shares of common stock	$ 1,342,125	$ 1,342,125
Debt issuance costs	$ —	$ 1,314,000
Original issue discount - Seller's Note, Monroe loan, Deferred consideration	$ —	$ 535,970
Acquisition of RWS	$ —	$ 31,002,668

16. Related Party Transactions

See Note 7 for further information regarding a promissory note issued to the seller of Green Remedies in connection with the Green Remedies Acquisition. The seller of Green Remedies is currently an employee of ours.

See Note 8 for further information regarding an operating lease held by a current employee and seller of Green Remedies.

BOARD OF DIRECTORS

Daniel M. Friedberg
Chairman of the Board
(Chief Executive Officer of Hampstead
Park Capital Management LLC)

S. Ray Hatch
President, Chief Executive Officer, and Director

Glenn A. Culpepper
Director
(Consultant to Environmental
Services Companies)

Ronald L. Miller, Jr.
Director
(Chief Investment Officer of the Jackson
Family Office)

Stephen A. Nolan
Director
(President and Chief Operating Officer of
SGS North America)

Sarah R. Tomolonius
Director
(Partner, Head of Investor Relations at M13)

EXECUTIVE MANAGEMENT

S. Ray Hatch
President and Chief Executive Officer

Brett W. Johnston
Senior Vice President and Chief Financial Officer

David P. Sweitzer
Executive Vice President and Chief Operating Officer

TRANSFER AGENT

Continental Stock Transfer & Trust Company
1 State Street
New York, New York 10004

INDEPENDENT PUBLIC ACCOUNTANTS

Semple, Marchal and Cooper, LLP
Phoenix, Arizona

LEGAL COUNSEL

Olshan Frome Wolosky LLP
New York, New York

STOCK LISTING

NASDAQ: QRHC – Common Stock

Safe Harbor Statement

This 2022 Annual Report (this "Annual Report") consists of our Annual Report on Form 10-K for the year ended December 31, 2022, and letters from our Chairman of the Board and from our Chief Executive Officer. The statements contained in this Annual Report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements other than statements of historical facts contained or incorporated herein by reference in this Annual Report, including statements regarding our future operating results, future financial position, business strategy, objectives, goals, plans, prospects, and markets, and plans and objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "estimates," "expects," "intends," "targets," "contemplates," "projects," "predicts," "may," "might," "plan," "will," "would," "should," "could," "may," "can," "potential," "continue," "objective," or the negative of those terms, or similar expressions intended to identify forward-looking statements. However, not all forward-looking statements contain these identifying words. All forward-looking statements included herein are based on information available to us as of the date hereof and speak only as of such date. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements contained in or incorporated by reference into this Annual Report reflect our views as of the date of this Annual Report about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. A number of factors could cause actual results to differ materially from those indicated by the forward-looking statements and other risks detailed from time to time in our reports to the SEC.

